Exhibit 96.1

S-K 1300 Technical report Summary

For the

Cerro Blanco

Rutile Titanium Bearing Mineral Deposit

Region III

Atacama, Chile

Dated August 7, 2023

PREPARED FOR

KEY MINING CORP.

BY

RESOURCE DEVELOPMENT ASSOCIATES INC.

Highlands Ranch, CO 80126

Key Mining Corp.
S-K 1300 - Technical Report Summary – Cerro Blanco	Page I

Table of Contents

1	Executive Summary	1
1.1	Introduction	1
1.2	Geology and Mineralization	1
1.3	Drilling and Sampling	2
1.4	Mineral Resources	2
1.5	Interpretations and Conclusions	3
1.6	Recommendations	3

2	Introduction	4
2.1	Overview	4
2.2	Qualifications	4
2.3	Terms Of Reference	4
2.4	Personal Inspection of the Cerro Blanco Property	4
2.5	Declaration	4
2.6	Sources of Information	5
2.7	Important Notice	5
2.8	Acknowledgements	5

3	Property Description and Location	6
3.1	Mineral Property and Title in Chile	6
3.2	Chilean Regulations	6
3.3	Chilean Mineral Tenure	6
3.3.1	Pedimento (EXPLORATION CONCESSION)	6
3.3.2	Manifestacion (EXPLOITATION CONCESSION)	7
3.3.3	Mensura (SURVEY)	7
3.3.4	Chilean Claim Process	7
3.3.5	Surface Rights	7
3.3.6	Rights of Way	7
3.3.7	Water Rights	8
3.3.8	Environmental Regulations	8
3.3.9	Land Use	8
3.3.10	Foreign Investment	9
3.3.11	Current Mining Royalty	10
3.3.12	The New Mining Royalty	10
3.3.13	Fraser Institute Study	12
3.4	Cerro Blanco Property Location	12
3.5	Cerro Blanco Ownership	13
3.6	Mineral Tenure	13
3.7	Surface Rights	15
3.8	Water Rights	15
3.9	Royalties and Encumbrances	15

Key Mining Corp.
S-K 1300 - Technical Report Summary – Cerro Blanco	Page II

4	Accessibility, Climate, Local Resources, Infrastructure and Physiography	16
4.1	Access and Infrastructure	16
4.2	Physiography	16
4.3	Climate	16

5	History	17
5.1	Chronology 1990 - 2002	17
5.2	Chronology Period 2003 – February 2005	17
5.3	Chronology March 2005 to 2008	18
5.4	Chronology 2009 to 2012	19
5.5	Chronology 2012 to 2015	19

6	Geological Setting, Mineralization and Deposit	20
6.1	Geological Setting	20
6.1.1	Regional Geology	20
6.1.2	Local Geology	21
6.2	Mineralization	24

7	Exploration	25
7.1	Exploration History	25
7.2	Drilling	25
7.3	Surface Geochemical Sampling	27
7.4	Magnetic Geophysical Survey	30

8	Sample Preparation, Analyses and Security	32
8.1	Sampling	32
8.1.1	Diamond and Percussion Drill Hole Sampling – Ojos del Salado	32
8.1.2	Geochemical Sampling – Ojos del Salado	32
8.1.3	Heterogeneity Test Sampling – White Mountain	32
8.1.4	Reverse Circulation Drill Hole Sampling – White Mountain	33
8.1.5	Diamond Drill Hole Sampling – White Mountain	33
8.1.6	Surface Geochemical Sampling – White Mountain	33
8.1.7	Mechanical Separation, Preparation and Analysis	34
8.1.8	Heterogeneity Test Analysis and Results	34
8.1.9	Reverse Circulation Sample Preparation – White Mountain 2006	35
8.1.10	Diamond Drill Hole Sample Preparation – (Campaigns 2004, 2006, 2008, 2010-2011)	36
8.1.11	Surface Geochemical Sample Preparation – White Mountain	36
8.1.12	White Mountain Analytical Assay Method	37
8.1.13	Re-Assaying for White Mountain 2004 Diamond Drill Holes	38
8.2	Security	38
8.2.1	Reverse Circulation Drill Holes – White Mountain 2006	38
8.2.2	Generation of In-House Standard Reference Material for QAQC Purposes	42
8.2.3	ALS Chemex Laboratory In-House Standard Performance Diamond Drill Hole Campaigns 2006 and 2008	43
8.2.4	ALS Chemex Laboratory In-House Standard Performance Diamond Drill Hole Campaign from 2010 to 2011	44
8.2.5	ALS Chemex Laboratory Duplicate Performance	46

Key Mining Corp.
S-K 1300 - Technical Report Summary – Cerro Blanco	Page III

9	Data Verification	53
9.1	Summary	53

10	Mineral Processing and Metallurgy	53
10.1	Historical Testing	53
10.2	Laboratory Tests – Prior Pilot Plant Tests	54
10.3	Pilot Plant Testwork	56
10.3.1	Stage 1 Testwork	58
10.3.2	Stage 2 Testwork	60
10.4	Post Pilot Plant Testwork	61

11	Mineral Resource Estimate	63
11.1	Drill Hole Data	65
11.2	Three-Dimensional Modeling	66
11.3	Statistical Analysis	68
11.4	Specific Gravity	69
11.5	Variography	70
11.6	Kriging Plan	71
11.7	Block Model Validation	71
11.8	Mineral Resource Estimates	75

12	Adjacent Properties	78

13	Other Relevant Data and Information	79

14	Interpretation and Conclusions	80

15	Recommendations	81

16	References	82

17	Reliance on Information Provided by the Registrant	84

Key Mining Corp.
S-K 1300 - Technical Report Summary – Cerro Blanco	Page IV

List of Tables

Table 1-1	Cerro Blanco Project Measured and Indicated Mineral Resources	2
Table 1-2	Cerro Blanco Inferred Mineral Resources	2
Table 1-3	Cost Estimate for Recommended work program at Cerro Blanco	3
Table 3-1	Summary of Mineral Tenure for the Cerro Blanco Concessions	13
Table 7-1	Cerro Blanco Drilling	26
Table 8-1	Sampled locations for the heterogeneity test composite	32
Table 8-2	Sample Preparation Fundamental Error Analysis of Las Carolinas RC Drill Hole Samples	35
Table 8-3	Fundamental Error Analysis	36
Table 8-4	Major Oxides Assayed by XRF	37
Table 8-5	Duplicate Assays for SiO2, Al2O3, Fe2O3	39
Table 8-6	Duplicate Assays for CaO, MgO, and Na2O	39
Table 8-7	Duplicate Assays for K2O, Cr2O3, and TiO2	40
Table 8-8	Duplicate Assays for MnO, P2O5, and SrO	40
Table 8-9	Duplicate Assays for BaO, LOI, and FeT	41
Table 8-10	In-house Standards Nominal TiO2 Grades and Limits	42
Table 8-11	ALS Chemex Laboratory Duplicates – 2010 to 2011	47
Table 8-12	ALS Chemex Laboratory Duplicates – 2010 to 2011	48
Table 8-13	ALS Chemex Laboratory Duplicates – 2010 to 2011	49
Table 8-14	ALS Chemex Laboratory Duplicates – 2010 to 2011	50
Table 8-15	ALS Chemex Laboratory Duplicates – 2010 to 2011	51
Table 8-16	ALS Chemex Laboratory Duplicates – 2010 to 2011	52
Table 10-1	Optimization Tests Results on “Type 1” Mineral	55
Table 10-2	Confirmation Tests Results “Type 1” Mineral	56
Table 10-3	Stage 1 Pilot Plant Results Summary	59
Table 10-4	Stage 2 Pilot Plant Test Results	61
Table 11-1	Drill Data used for the Mineral Resource Estimate	65
Table 11-2	Classification for Drill Hole Samples at Las Carolinas	66
Table 11-3	General Statistics and Composite Distribution	68
Table 11-4	Specific gravity values used for the mineral deposit	69
Table 11-5	Kriging Plan for Cerro Blanco Mineral Resource Estimation	71
Table 11-6	Las Carolinas, La Cantera, and Eli Mineral Resource Estimate (As of February 2023)	76
Table 11-7	Mineral Resources Broken Down by Prospect (High and Low Grade Rutile)	77

Key Mining Corp.
S-K 1300 - Technical Report Summary – Cerro Blanco	Page V

List of Figures

Figure 3-1	Location of the Cerro Blanco Project	12
Figure 3-2	Layout and Location of the Concessions	14
Figure 6-1	Regional Geology	20
Figure 6-2	Location and dimensions of Cerro Blanco prospects	21
Figure 6-3	Local Geology at Cerro Blanco	22
Figure 6-4	Geological Cross Section through Cerro Blanco	23
Figure 6-5	Stratigraphic Column at Cerro Blanco	23
Figure 7-1	Cerro Blanco Exploration Drilling	26
Figure 7-2	Phelps Dodge geochemical sampling locations	27
Figure 7-3	Pegmatitic rutile stringer within the EW structure in the Eli prospect	28
Figure 7-4	Surface geochemical sampling performed by White Mountain	28
Figure 7-5	Surface TiO2 values	29
Figure 7-6	First derivative pole reduced magnetic field map	30
Figure 7-7	First derivative magnetic field pole reduced 100-meter analytic map	31
Figure 8-1	ALS Chemex Laboratory high standard performance	43
Figure 8-2	ALS Chemex Laboratory medium standard performance	43
Figure 8-3	ALS Chemex Laboratory low standard performance	43
Figure 8-4	ALS standard bias relative to nominal TiO2% values	44
Figure 8-5	ALS Chemex Laboratory high standard performance	44
Figure 8-6	ALS Chemex Laboratory medium standard performance	45
Figure 8-7	ALS Chemex Laboratory low standard performance	45
Figure 8-8	ALS Chemex Laboratory standard bias relative to nominal TiO2% values	46
Figure 10-1	Extraction point of samples for pilot plant	56
Figure 10-2	Sampling and Loading of Maxibags	57
Figure 10-3	Typical microscope image used for samples description	57
Figure 10-4	Gravity concentration flow sheet	58
Figure 10-5	Flotation Flow Sheet Stage 1 pilot plant	58
Figure 10-6	Stage 2 pilot plant recommended gravity concentration flowsheet	60
Figure 11-1	Resource area and prospects hosting Mineral Resource estimates	63
Figure 11-2	Las Carolinas surface geological map	64
Figure 11-3	La Cantera Surface Geology Map	64
Figure 11-4	Eli Surface Geology Map	65
Figure 11-5	Las Carolinas geology sections	66
Figure 11-6	Three dimensional view of the Las Carolinas models	67
Figure 11-7	La Cantera Geological Model	67
Figure 11-8	Eli Deposit Geological Model	67
Figure 11-9	Las Carolinas Box Plots	68
Figure 11-10	Core samples used for specific gravity determinations.	69
Figure 11-11	Adjusted Variography for anisotropy directions, CNE, CANTERA estimation domain	70
Figure 11-12	Adjusted Variography for anisotropy directions, SW, DNE estimate domain	70
Figure 11-13	Adjusted Variography for anisotropy directions, Eli estimation domain	70
Figure 11-14	Section showing correlation between drill holes versus estimated blocks grades	71
Figure 11-15	West East horizontal swath plot Las Carolinas C+NE	72
Figure 11-16	South North horizontal swath plot Las Carolinas C+NE	72
Figure 11-17	Vertical swath plot Las Carolinas C+NE	72
Figure 11-18	West East horizontal swath plot Eli	73
Figure 11-19	South North horizontal swath plot Eli	73
Figure 11-20	Vertical swath plot Eli	74
Figure 11-21	Scatter plot TiO2% blocks versus TiO2% composite Las Carolinas – Cantera	74
Figure 11-22	Scatter plot TiO2% blocks versus TiO2% composite Eli	75

Key Mining Corp.
S-K 1300 - Technical Report Summary – Cerro Blanco	Page VI

TABLE OF ABBREVIATIONS
Abbreviation	Description
m	Meters(s)
km	Kilometer(s)
g/t	Grams / tonne
oz	Ounces
au	Gold
ag	Silver
cu	Copper
zn	Zinc
pb	Lead
Ti	Titanium
TIO2	Titanium Dioxide
AA	Atomic absorption
AuEq	Gold equivalent
AOI	Area of Influence
AMR	Advanced Mineral Royalties
CuEq	Copper Equivalent
FA	Fire Assay with Atomic Absorption Finish
GPS	Global Positioning System
ICP	Inductively Coupled Plasma (Geochemical analytical method)
LOM	Life of Mine
NSR	Net Smelter return
RQD	Rock quality designation
RC	Reverse circulation

Key Mining Corp.
S-K 1300 - Technical Report Summary – Cerro Blanco	Page VII

COMMON UNITS OF MEASUREMENT
Unit	Description
g	Gram
k	Kilo (thousand)
<	Less than
M	Million
ppb	Parts per billion
ppm	Parts per million
%	Percent
m2	Square meter
t	Tonne
Tonne	2,204.62 pounds
tpd	Tonnes per day
tph	Tonnes per hour
tpy	Tonnes per year

CHEMICAL SYMBOLS
Abbreviation	Description
Cu	Copper
CN	Cyanide
Au	Gold
H	Hydrogen
Fe	Iron
Pb	Lead
Mo	Molybdenum
Ag	Silver
Na	Sodium
S	Sulfur
Ti	Titanium
TIO2	Titanium Dioxide
Zn	Zinc

Key Mining Corp.
S-K 1300 - Technical Report Summary – Cerro Blanco	Page 1

1	Executive Summary

1.1	Introduction

The Cerro Blanco Project (herein also referred to as “the Project”) is a rutile (TIO2) exploration project located in Region III, Chile, South America. The Project is in a mining district that has been actively explored and mined for decades.

This Technical Report Summary (“TRS”) was prepared and compiled by Resource Development Associates Inc. (“RDA”) at the request of Key Mining Corp (“KMC”). The purpose of this report is to summarize the results of exploration, project development and mineral resource estimates for the Project. This TRS has been prepared in accordance with §§229.1300 through 229.1305 (subpart 229.1300 of Regulation S-K).

The Cerro Blanco Project currently consists of nine known prospects covering an area of 10,537 hectares contained within 52 mineral concessions. It is accessed directly from the Vallenar-Huasco highway, approximately 24 km west of Vallenar and 25 km east of the port of Huasco.

KMC is the owner of 100% of the Cerro Blanco Project by means of its wholly owned subsidiary, Gold Express Mines SpA (“GEM Chile”), which is the direct owner of 100% of the Cerro Blanco Project.

1.2	Geology and Mineralization

The Cerro Blanco district is located between the central belt of intrusions in the northern belt of the Freirina zone. Granodiorite and leucotonalite dominate the lithologies on the property which host rutile mineralization.

The Cerro Blanco lies to the west of the Vallenar-La Serena iron belt. Intrusive plutonic rocks form about 80% of the outcrops in this zone. These intrusions vary from granites to gabbro and are distributed in three linear north-northeast trending belts, which decrease in age from west to east (Upper Jurassic, Cretaceous, and Paleocene). Cerro Blanco is located within the Eastern Belt, belonging to Infiernillo Intrusive Complex (mid Cretaceous), which, in the area of the mining property, consists of a series of granodiorite to diorite bodies of batholithic proportions, smaller gabbro intrusive, and subordinate medium to fine grained tonalities and aplites. East of the Property, this unit intrudes volcano-clastic rocks from Punta del Cobre Formation (late Jurassic).

Titanium-bearing minerals observed in the Cerro Blanco project are Titanomagnetite, Ilmenite, Rutile, Anatase and Titanite (Sphene).

Rutile, in the form of red, red-brown, and minor black crystalline or as aggregates, in excess of 1%, is usually disseminated throughout albitized gabbro. Concentrations of up to 5% or more occur as disseminations, clots and laminate. These rock varieties are generally rich in very fine-grained aggregates of albite, white or green mica, and quartz.

Anatase, a low temperature polymorph of rutile, has been observed under the microscope.

Sphene forms under conditions of higher Ca and Si activity than rutile. Sphene is observed forming together with epidote, and with pink or yellow zoisite. Iron is not a prerequisite for sphene formation; availability of calcium is necessary and sphene may form with any member of the epidote group. This calcium-titanium silicate is observed in the deposit, usually in minor amounts and restricted to very well-defined zones.

Ilmenite and titanomagnetite are common components of gabbro and gabbronorite, and are only present in unaltered rock. Furthermore, rutile mineralization will only be found in host rock containing abundant ilmenite in magnetite. In the Cerro Blanco project, potential mineralization is defined as rocks that contain at least 80% of rutile + leucoxene of the total titanium-bearing minerals described above.

Core Mapping in the Cerro Blanco project is extremely important since TiO2 assays do not necessarily reflect “potential ore” content, in other words, rutile + leucoxene mineralization. The identification of deleterious minerals, such as sphene, is also relevant since premium quality concentrates have to be low in calcium. Furthermore, deposits of this type are not widely described in geological literature. Therefore, detailed and comprehensive studies are important in order to fully understand the formation of a deposit of such characteristics.

Key Mining Corp.
S-K 1300 - Technical Report Summary – Cerro Blanco	Page 2

1.3	Drilling and Sampling

Since its discovery in 1992, two different companies (Phelps Dodge and White Mountain Titanium Corporation) have drilled a total of approximately 27,000 meters of diamond (DDH) and reverse circulation (RC) drill holes on the Cerro Blanco concessions. The latest owner discovered seven of the nine known prospects and has completed 18,849 meters of diamond and RC drilling since acquiring the Property in the fall of 2003. Only three of the prospects (Las Carolinas, La Cantera, and Eli) have been drilled and the current Mineral Resource estimate is based solely in these areas.

The borehole database received from GEM Chile contains 157 boreholes, with a total of 25,773 m drilled in the areas of interest, which was used for the mineral resource estimate. Most of this available information includes an analysis of TiO2%, CaO %, Fe % and Fe2O3%.

The current sample collection, assaying and certification of assays are consistent with current operating practices. The sampling methods were standardized and tracked. Sample preparation, analysis and security are handled by reputable laboratories. All data had been verified before being entered into the drill hole database for grade estimation.

Industry accepted standard practices during all drilling programs on the Project. Drill holes were oriented to cross the mineralized zones based on surface and geologic mapping and other geological investigative techniques.

1.4	Mineral Resources

RDA generated the mineral resource calculation for the Cerro Blanco Project in accordance with the principles of the Committee for Mineral Reserves International Reporting Standards (CRIRSCO) to report mineral resources. Mineral and they have been categorized as either 1) Measured Mineral Resources, 2) Indicated Mineral Resources or 3) Inferred Mineral Resources.

There were a total of 3,826 analyzed samples used for the resource estimation. Three-meter-length composites were used in the estimation of mineralization. The results were calculated using GEMCOM software and stored in GEM Chile’s block model. Ordinary Kriging technique was used to estimate mineralization throughout the deposit. Resources were classified as Measured, Indicated and Inferred based on the drilling density of the Cerro Blanco drilling data. Resources are reported at a cutoff grade of 0.5% TiO2. See Tables 1-1 and 1-2.

Table 1-1 Cerro Blanco Project Measured and Indicated Mineral Resources

Category	Cutoff TiO2 (%)	Tonnes	TiO2%	Contained TiO2 (t)
Measured	0.50	59,414,000	1.74	1,035,900
Indicated	0.50	52,113,000	1.72	898,300
Total	0.50	111,527,000	1.73	1,934,200

Table 1-2 Cerro Blanco Inferred Mineral Resources

Category	Cutoff TiO2 (%)	Tonnes	TiO2%	Contained TiO2 (t)
Inferred	0.50	68,633,000	1.37	941,800
Total	0.50	68,633,000	1.37	941,800

The date of the mineral resource estimate is August 7, 2023.

Mineral resources for the Project are enumerated as per §229.1302(d)(1)(iii)(A) (Item 1302(d)(1)(iii)(A) of Regulation S-K).

Mineral resources are not mineral reserves and do not meet the threshold for reserve modifying factors, such as economic viability, that would allow for conversion to mineral reserves. There is no certainty that any part of the mineral resources estimated will be converted to mineral reserves.

Numbers in the table have been rounded to reflect the accuracy of the estimate and may not sum due to rounding.

Key Mining Corp.
S-K 1300 - Technical Report Summary – Cerro Blanco	Page 3

1.5	Interpretations and Conclusions

There have been successive exploration campaigns, which have contributed to define the mineral resources of the Cerro Blanco project within the three main mineralized targets such as Las Carolinas, La Cantera and Eli.

Cerro Blanco project is a quality grade titanium deposit in Region III of northern Chile. The topography of the deposit would lend itself to a low stripping ratio, open pit operation, and the well-developed regional infrastructure would greatly assist in the development and operation of the Property. The current resource estimate, which is based on a total of approximately 27,000 meters of drilling on 3 of 9 known prospects, could be sufficient to support eventual economic extraction. It is advisable to the company to expand current resources through additional in-fill and step-out drilling, principally on the Las Carolinas and La Cantera Prospects. Additionally, the Company should plan to undertake a trenching, sampling, mapping, and initial diamond drilling program on prospects lying adjacent or near Las Carolinas and La Cantera and in particular those prospects exhibiting large geophysical signatures and/or high TiO2 grades at the surface.

Based on considerable metallurgical test work, the consultants and the management believe that the mineral resources on the Property have the characteristics to produce a high-grade rutile concentrate and a commercial grade feldspar concentrate that would be attractive to paint pigment and tile and glass manufacturers, respectively, throughout the world. RDA advises the company to engage technical and marketing personnel with the requisite experience for seeking clients for the planned concentrate output.

The data utilized by the company is well-organized and provides a good base for future studies. In the author’s opinion, the data density and reliability are more than adequate for the conclusions that have been presented for Cerro Blanco by the company. The Cerro Blanco Project, as completed to date, has met its objectives.

1.6	Recommendations

RDA recommends additional work at the Cerro Blanco Project should focus on three areas:

1.	Integrate the new mineral resource estimate into the detailed engineering, process design, site planning and Environmental Impact Study filing.

2.	Complete an in-fill, step-out, and geotechnical diamond drilling program on the Las Carolinas and La Cantera Prospects to increase measured and indicated geological resources on those prospects and better define slope angles for mine design purposes.

3.	Undertake a trenching, sampling, mapping, and initial diamond drilling program on prospects lying adjacent or near Las Carolinas and La Cantera, and in particular those prospects exhibiting large geophysical signatures and/or high TiO2 grades at surface.

Additional work at Cerro Blanco should continue to focus on diamond drilling to determine the limits of the mineralization and to provide sufficient data to allow for the conversion of the Inferred resource to the Indicated and Measured category. Drilling should also test for extensions of the deposit and ultimately to define the limits of the mineralization.

The recommended project schedule entails an additional season of diamond drilling followed by an update to the Mineral Resource estimate and the initiation of a Preliminary Economic Assessment. Any supporting engineering data from the site (geotechnical data, additional metallurgical test work, etc.) should be collected during the field season. Table 1-3 shows the approximate cost for the exploration program.

Table 1-3 Cost Estimate for Recommended work program at Cerro Blanco

Activity	Amount (US$)
Drilling Cost	1,957,647
Operating Cost	190,956
Reflex Cost	49,542
Trays, Bags, and Other Consumables	26,546
Water Truck Cost (two water trucks)	190,076
Mechanical Preparation Cost	140,529
Assay Cost	161,291
Topography Cost	62,549
Water Cost	7,490
Road Maintenance and Rig Movement Cost	127,323
Other General Costs	36,053
Contingency	295,000
Total Cost	3,245,000

Key Mining Corp.
S-K 1300 - Technical Report Summary – Cerro Blanco	Page 4

2	Introduction

2.1	Overview

This Technical Report Summary (this “TRS”) was prepared and compiled by RDA at the request of Key Mining Corp. (“KMC”) through its wholly owned subsidiary Gold Express Mines SpA (“GEM Chile”). RDA is an independent engineering consulting firm headquartered in Highlands Ranch, Colorado, USA.

GEM Chile acquired the Project in 2022 based on the geological setting and its strategic location near several major producing mines and development projects. The work completed by GEM Chile and predecessors forms the basis of this report.

This report describes the property, geology, mineralization, exploration activities and exploration potential based on compilations of published and unpublished data and maps, geological reports, and a field examination. RDA has been provided documents, maps, reports, and analytical results by GEM Chile. This report is based on the information provided, field observations and RDA’s familiarity with mineral occurrences and deposits worldwide. All references are cited at the end of the report.

2.2	QP Qualifications

The Consultants preparing this technical report are specialists in the fields of geology, exploration, mineral resource and mineral reserve estimation and classification, surface and underground mining and operating cost estimation, and mineral economics.

This TRS was completed under the direction and supervision of RDA. RDA is a third-party QP as defined by Regulations S-K 1300. Additionally, RDA has approved the technical disclosure contained in this TRS.

2.3	Terms Of Reference

The report fulfills the requirements of KMC to list a publicly traded company in the United States. The reader of this report can rely on its contents to represent an accurate assessment of the technical information regarding the Cerro Blanco Project.

2.4	Personal Inspection of the Cerro Blanco Property

RDA conducted a personal inspection of the Project June 7 and June 8, 2023.

2.5	Declaration

As of the effective date of this TRS, RDA is not aware of any known litigation potentially affecting the Project. RDA did not verify the legality or terms of any underlying agreement(s) that may exist concerning the permits, royalties, or other agreement(s) between third parties.

The results of this TRS are not dependent upon any prior agreements concerning the conclusions to be reached, nor are there any undisclosed understandings concerning any future business dealings between KMC and RDA. RDA is being paid a fee for their work in accordance with normal professional consulting practices.

The opinions contained herein are based on information collected through the course of the investigations by RDA, which in turn reflect various technical and economic conditions at the time of writing. Given the nature of the mining business, these conditions can change significantly over short periods of time. Consequently, actual results can be significantly more or less favorable.

Key Mining Corp.
S-K 1300 - Technical Report Summary – Cerro Blanco	Page 5

2.6	Sources of Information

The reports and documentation listed in this TRS were used to support the preparation of this TRS. Additional information was sought from KMC personnel where required.

2.7	Important Notice

This TRS is intended to be used by KMC subject to the terms and conditions of its agreements with Resource Development Associates Inc. and its associated consulting firms. Such agreements permit KMC to file this TRS as a Technical Report Summary and Initial Assessment with the SEC’s mining rules under subpart 1300 and item 601 (96)(B)(iii) of the Regulation S-K (SK-1300). Any other use of this TRS by any third party is at that party’s sole risk. The user of this document should ensure that this is the most recent TRS for the property as it is not valid if a new TRS has been issued.

2.8	Acknowledgements

The authors would like to acknowledge the general support provided by the KMC management and development team personnel for this assignment. The TRS benefited from the knowledge and specific input from the following individuals:

●	Cesar Lopez – Chief Executive Officer

●	Enrique Correa – Country Manager

●	Reinaldo Reyes – Project Manager and Chief Mining Engineer

Key Mining Corp.
S-K 1300 - Technical Report Summary – Cerro Blanco	Page 6

3	Property Description and Location

3.1	Mineral Property and Title in Chile

Chile’s current mining policy is based on legal provisions founded in Spanish law with modifications via a series of prior Mining Codes leading to the revised Mining Code of 1982. These were established to stimulate the development of mining and to guarantee the property rights of both local and foreign investors. According to the law, the state owns all mineral resources, but exploration and exploitation of these resources by private parties is permitted through mineral concessions, which are granted to any claimant to mineral rights who follows the required procedures.

Mineral concessions have both rights and obligations as defined by a Constitutional Organic Law of Mining as enacted in 1982. Concessions can be mortgaged or transferred, and the holder has full ownership rights and is entitled to obtain the rights of way for exploration and exploitation. The concession holder has the right to use, for mining purposes, any water flows which infiltrate any mining workings. In addition, the concession holder has the right to defend his ownership against state and third parties. An exploration concession is obtained by a claim filing and includes all minerals that may exist within the claim area.

Information in this subsection is based on data in the public domain and Chilean law (Chilean Civil Code, Chilean Mining Code, Chilean Tax Law, Fraser Institute, 2022), and has not been independently verified by RDA.

3.2	Chilean Regulations

Chile’s mining industry is regulated by the following laws:

●	Constitution of the Republic of Chile

●	Constitutional Organic Law of Mining

●	Code and Regulations governing Mining

●	Code and Regulations governing Water Rights

●	Laws and Regulations governing Environmental Protection as related to mining.

3.3	Chilean Mineral Tenure

Chilean mineral concessions have both rights and obligations as defined by a Constitutional Organic Law (enacted in 1982). Concessions can be mortgaged or transferred, and the holder has full ownership rights and is entitled to obtain the rights of way for exploration (pedimentos) and exploitation (mensuras). In addition, the concession holder has the right to defend ownership of the concession against state and third parties. A concession is obtained through a claim filing and includes all minerals that may exist within its area.

Mining rights in Chile are acquired in the following stages:

3.3.1	Pedimento (EXPLORATION CONCESSION)

A pedimento is an initial exploration claim whose position is well defined by Universal Transverse Mercator (UTM) coordinates which define north-south and east-west boundaries. The minimum size of a pedimento is 100 ha and the maximum is 5,000 ha with a maximum length-to-width ratio of 5:1.

The duration of validity is for a maximum period of two years; however, at the end of this period, and provided that no overlying claim has been staked, the claim may be reduced in size by at least 50% and renewed for an additional two years. If the yearly claim taxes are not paid on a pedimento, the claim can be restored to good standing by paying double the annual claim tax the following year.

New pedimentos are allowed to overlap with pre-existing ones; however, the underlying (previously staked) claim always takes precedent, providing the claim holder avoids letting the claim lapse due to a lack of required payments, corrects any minor filing errors, and converts the pedimento to a manifestación within the initial two-year period.

Key Mining Corp.
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3.3.2	Manifestacion (EXPLOITATION CONCESSION)

Before a pedimento expires, or at any stage during its two-year life, it may be converted to a manifestación or exploitation concession.

Within 220 days of filing a manifestación, the applicant must file a “Request for Survey” (Solicitud de Mensura) with the court of jurisdiction, including official publication to advise the surrounding claim holders, who may raise objections if they believe their pre-established rights are being encroached upon.

A manifestation may also be filed on any open ground without going through the pedimento filing process.

The owner is entitled to explore and to remove materials for study only (i.e. sale of the extracted material is forbidden). If an owner sells material from a manifestation or exploration concession, the concession will be terminated.

3.3.3	Mensura (SURVEY)

Within nine months of the approval of the “Request for Survey” by the court, the claim must be surveyed by a government licensed surveyor. Surrounding claim owners may be present during the survey. Once surveyed, presented to the court, and reviewed by the National Mining Service (Sernageomin), the application is adjudicated by the court as a permanent property right (a mensura), which is equivalent to a “patented claim” or exploitation right. Exploitation concessions are valid indefinitely and are subject to the payment of annual fees. Once an exploitation concession has been granted, the owner can remove materials for sale. There is a mining tax that provides protection of rights; it is calculated as a percentage of the Unidad Tributaria Mensual (UTM or monthly tax unit) and applies to each hectare of land included in the mining exploration and/or mining exploitation concessions. This tax is paid annually in a single payment before 31 March of each year. For mining exploitation concessions, the tax rate is currently 10% of a UTM per hectare; for mining exploration concessions the tax rate is currently 2% of a UTM per hectare. The value of the UTM is adjusted monthly according to the consumer price index (IPC) in Chile.

3.3.4	Chilean Claim Process

At each of the stages of the claim acquisition process, several steps are required (application, publication, registration fees, notarization, tax payments, patent payment, legal fees, publication of the extract, etc.) before the application is finally converted to a declaratory sentence by the court constituting the new mineral property. A full description of the process is documented in Chile’s mining code.

Many of the steps involved in establishing the claim are published in Chile’s official mining bulletin for the appropriate region (published weekly). At the manifestación and mensura stages, a process for resolution of conflicting claims is allowed.

Most companies in Chile retain a mining claim specialist to review the weekly mining bulletins and ensure that their land position is kept secure.

Legislation is being considered that seeks to further streamline the process for better management of natural resources. Under the new proposed law, mining and exploration companies will have to declare their reserves and resources and report drilling results. The legislation also aims to facilitate funds for mining projects across the country. In addition to the mining law, the Organic Constitutional Law on Mining Concessions (1982) and the Mining Code of 1983 are the two key mechanisms governing mining activities in Chile.

3.3.5	Surface Rights

Ownership rights to the subsoil are governed separately from surface ownership. Articles 120 to 125 of the Chilean Mining Code regulate mining easements. The Mining Code grants to the owner of any mining exploitation or exploration concessions full rights to use the surface land, provided that reasonable compensation is paid to the owner of the surface land.

3.3.6	Rights of Way

The Mining Code also grants the holder of the mining concession general rights to establish a right of way (RoW), subject to payment of reasonable compensation to the owner of the surface land. Rights of way are granted through a private agreement or legal decision which indemnifies the owner of the surface land. A RoW must be established for a particular purpose and will expire after cessation of activities for which the right of way was obtained. The owners of mining easements are also obliged to allow owners of other mining properties the benefit of the RoW, as long as this does not affect their own exploitation activities.

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3.3.7	Water Rights

Article 110 of the Chilean Mining Code establishes that the owner of record of a mining concession is entitled, by operation of law, to use waters found in the works within the limits of the concession, as required for exploratory work, exploitation and processing, according to the type of concession the owner might engage in. These rights are inseparable from the mining concession.

Water is considered part of the public domain and is considered to be independent of the land ownership. Individuals can obtain the rights to use public water in accordance with the Water Code. In accordance with the Code (updated in 1981), water rights are expressed in liters per second (L/s) and usage rights are granted on the basis of total water reserves.

3.3.8	Environmental Regulations

Environmental impact statements are required for projects such as dams, thermo- electric and hydroelectric plants, nuclear power plants, mining, oil and gas, roads and highways, ports, development of real estate in congested areas, water pipelines, manufacturing plants, forestry projects, sanitary projects, production, storage and recycling of toxic, and flammable and hazardous substances. Developments not covered by these categories must submit a sworn statement of environmental impact indicating that the project or activity does not affect the environment and does not violate environmental laws. All projects must be approved by the National Environmental Commission (Comisión Nacional del Medio Ambiente, CONAMA) or the Regional Environmental Commission (Comisión Regional del Medio Ambiente, COREMA).

Decree No. 40/2012, 30 October 2012 Regulations for the System of Environmental Impact Assessment (Reglamento del Sistema de Evaluación de Impacto Ambiental, RSEIA) was approved and published in the Official Gazette on 12 August 2013. In general terms, the new regulation updates the assessment procedure in accordance with the legal and regulatory changes enacted in Chile from 2001 to date. It redefines the information that must be submitted when entering an Environmental Impact Statement (EIA) or an Environmental Impact Declaration (DIA), seeking to give greater certainty to those regulated and to the citizens. The RSEIA seeks to make assessments early, to raise the standard of information and evaluation, and to reduce time to complete the process. The changes are consolidated in Law 19.300, especially with regard to public participation in EIAs. Indigenous consultation is included for projects entering the system, complying with ILO Agreement 169 in force in Chile since 2009.

3.3.9	Land Use

Chile’s zoning and urban planning are governed by the General Law of Urban Planning and Construction (Ley General de Urbanismo y Construcción). This law contains several administrative provisions that are applicable to different geographical and hierarchical levels and sets specific standards for both urban and inter-urban areas.

In addition to complying with the Environmental Law (Ley Ambiental) and other legal environmental requirements, projects must also comply with urban legislation governing the different types of land use. Land use regulations are considered part of the Chilean environmental legal framework.

Land use regulatory requirements are diverse and operate at different levels, the main instruments are the inter-community regulatory plans (Planos Reguladores Intercomunales, PRI) and the community regulatory plans (Planos Reguladores Comunales, PRC). The PRIs regulate territories of more than one municipality, including urban and rural territory.

Law 20.551, Law of Mine Closure, enacted in October 2011, took effect in November 2012 and imposes on the mining industry the obligation to execute closure of its operations, incorporating closure as part of the life cycle of a mining project.

To comply with these regulations, the owner of the project must submit a Closure Plan to Sernageomin, prior to starting construction of a mining project, with an approval procedure that depends on the mine capacity. The main procedure is applicable to mining projects with a mine capacity greater than 10,000 tonnes per month. A simplified procedure is allowed for projects with a mine capacity equal to or less than 10,000 tonnes per month or which are exploration projects.

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The differences between these procedures are the type of information required to be submitted for evaluation of the Closure Plan. Closure Plans for larger operations must provide more detailed information and must also provide a monetary guarantee to ensure the full and timely compliance with the Closure Plans. The guarantee must cover the costs of the measures associated with closure and post-closure. Each five years, to comply with the Closure Plan, the execution of any closure activities and an update of the Closure Plan must be audited as a complementary instrument of control by Sernageomin. For smaller mining projects or exploration projects that are subject to the simplified procedure, no financial guarantee is required and no audit of the Closure Plan is required.

The following are the requirements for the guarantee:

●	The amount of the guarantee must cover the total value of the cost for the Closure Plan including post-closure, and is determined by an estimate of the current costs of the plan. The guarantee is periodically updated

●	The guarantee must be paid in full within the first two-thirds of the estimated life of the project if less than 20 years, or within a period of 15 years if the estimated life of the project is more than 20 years

●	The payment of the guarantee must begin within the first year of the start of operations, and the value must be equal to 20% of the total closure cost. From the second year on, the payment must be proportional to the period which remains for the complete amount. The guarantee increases until the total value of the closure costs is deposited. The instruments of guarantee must be liquid and easy to execute

●	The financial guarantee can be gradually released as the Closure Plan is executed. Once the closure is complete and a certificate of final closure is issued by Sernageomin all guarantees will be released.

Mining companies that are obliged to provide a guarantee have a period of two years to estimate the cost of the Closure Plan. The Closure Plan must be approved under the regulation of Mining Safety Regulations and Environmental Qualification Resolution (RCA). After this period the company must submit the cost of executing the Closure Plan as well as the guarantee to Sernageomin. Sernageomin will then confirm that the company is in compliance.

3.3.10	Foreign Investment

In Chile, foreign investors may own 100% of a company based in Chile with no limit of duration for property rights. Within the limits of Chilean law, investors can undertake any type of economic activity.

Potential foreign investors must comply with the administrative system described in Chapter XIV of the Chilean Central Bank’s Compendium of Foreign Exchange Regulations in order to register the entry of foreign capital into Chile. Under the administrative system of Chapter XIV of the Chilean Central Bank, the entry of foreign capital must be registered by commercial banks which, in turn, must coordinate with the Central Bank of Chile. A minimum of $10,000 can be brought in through this mechanism in the form of currency or loans. This mechanism does not require a contract of any type. Capital entering Chile under Chapter XIV is not subject to any tax benefit and foreign investors using this regime are subject to the general taxation established by the Chilean Income Tax Law and the VA (VAT) Law.

Foreign investors complying with the above may freely choose to apply for the Foreign Investment Legal Framework established in Law No. 20.848 of 2015, which entered into force on 1 January 2016. The Foreign Investment Legal Framework regulates investments made by an individual or legal entity incorporated overseas, not residing or domiciled in Chile, whose investment is equal to or greater than $5 million, or the equivalent in other currencies.

Foreign investments authorized under this legal framework are entitled to:

●	Remit abroad the equity invested and the net profits generated by the investment in Chile, when all tax obligations have been fulfilled according to the local regulations

●	Access the formal exchange market to liquidate the currency constituting the investment.

●	Access the formal exchange market in order to obtain the foreign currency required to remit the equity invested or the net profits generated by the investment in Chile

●	A VAT exemption on the import of capital goods in projects worth over $5 million, as long as certain requirements are met

●	No arbitrary discrimination, the foreign investor is subject to the same legal regime as local investors.

To qualify as a foreign investor and access the rights available under the Foreign Investment Legal Framework of Law 20.848 described above, the investor must request a certificate from the Agency for the Promotion of Foreign Investments demonstrating the investor’s foreign status. The request submitted to the Agency must provide evidence (in a form determined by the Agency) that the investment will be materialized in the country; a detailed description of the investment; and the amount, purpose and nature of the investment.

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Law 20.848 states that, for a period of four years from 1 January 2016, a foreign investor may request authorization to sign a tax invariability contract according to the terms, time frames and conditions established in Articles 7 and 11 of Decree Law No. 600 (DL 600 was replaced by Law 20.780 from 1 January 2016).

●	Article 7 of Decree Law 600 establishes a tax invariability system that grants, for a period of 10 years, a total effective tax rate of 44.45% for investments of no less than $5 million for any investment purposes in Chile

●	Article 11 of Decree Law 600 establishes a tax invariability system that grants, for a period of 15 years, specific rights for investments of no less than $50 million for mining projects.

3.3.11	Current Mining Royalty

Government royalties are levied in the form of a mining tax. The general tax regime applicable to mining activity is dependent on the size of the operation.

Small mining operations with a maximum of five employees are subject to an overall income tax with a fixed rate calculated according to a formula that considers the average price of copper and the company’s sales. Larger companies, for instance stock corporations or limited responsibility partnerships, whose annual sales do not exceed 36,000 tonnes of metallic non-ferrous minerals or 2,000 annual tax units, regardless of the type of mineral, are considered to be medium-scale. Medium-scale mining operations are subject to a presumptive tax regime, under which the taxable income of the period is presumed to be a certain percentage of their net sales, being subject to the general tax rates. This percentage ranges from 4 per cent to 20 per cent according to the average copper price during the tax period.

Companies exceeding the previous criteria are considered large mining operations. Large mining operations will be subject to the general income tax regime. As such, they are subject to income tax, which since 2016 is 24 per cent and a global complementary or additional tax, depending on whether the contributor is a Chilean or foreign national.

There is a royalty, or specific mining tax, on mining activities that cover any concessionaire who extracts and commercializes minerals in any type of production. The rate of this tax is progressive and follows the volume of the company’s production. The current rules are as follows:

●	companies whose annual sales exceed the equivalent of 50,000 tonnes of fine copper pay a progressive rate of between 5 per cent and 14 per cent;

●	companies whose annual sales are between the equivalent of 12,000-50,000 tonnes of fine copper pay a progressive rate of between 0.5 per cent and 4.5 per cent; and

●	companies whose annual sales are equal to or less than 12,000 tonnes of fine copper are exempt from the royalty.

The value upon the tonnes of fine copper is calculated as according to the average value of grade A copper registered at the London Metal Exchange.

Finally, other duties and fees applying to any business are also applicable to mining activities. As such, these companies are subject to municipal and stamp duties and VAT.

3.3.12	The New Mining Royalty

On May 17, 2023, the Chilean Congress approved a new mining royalty tax, which replaces the existing specific mining activity tax and introduces a new ad valorem component for large-sized mining operators, largely retaining what was regulated in the existing law regarding the mining operating margin. It also includes a maximum tax burden limitation.

The new royalty tax has two main components: (i) an ad valorem component, applicable only to big-sized mining operations; and (ii) a mining operating margin component. The applicability of the different components of the royalty, its taxable base, and its rates depend on the Metric Tonnes of Fine Copper (“MTFC”) (or equivalent) sold annually by each operator.

Large-Sized Mining Operators: Large sized operators have annual sales greater than 50,000 MTFC (or equivalent) based on average annual sales for the last 6 fiscal years (current rules only considered the taxed year).

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The two main changes of the new royalty tax applicable to large sized operators are as follows:

(i)	Ad Valorem Component

The ad valorem component is equivalent to 1% on the annual copper sales (including qualifying sales made by related parties). If an operator has a negative operational taxable income from mining (ie. a loss), this component is reduced by the amount of the loss.

The previous version of the royalty did not include ad valorem tax in addition to the mining operating margin component. Most of the additional changes in this bill (e.g., imposing a maximum tax burden limitation) are a result of political compromise to pass this ad valorem component of the royalty.

(ii)	Mining Operator Component

The mining operating margin component is an additional progressive tax rate applied to the existing mining operational taxable income. The rate of this component depends on whether the operator’s percentage of copper sales exceeds 50% of its total sales, including qualifying sales made by related parties. The net result of this amendment is that mining operators will be subject to higher tax rates than previously.

a)	Mining operators whose copper sales are more than 50% of their total sales are subject to a rate based on the mining operating margin (i.e., the taxable mining income on gross sales) of each company, ranging from a minimum rate of 8% reaching to a maximum effective average rate (i.e., after applying the progressive rates of each bracket) of 26%.

b)	Mining operators whose copper sales are less than 50% of their total sales will be subject to a rate based on the mining operating margin of each operator (ranging from 5% to 34,5%, with a maximum average rate of 14%). These rates are the same as the rates in the current legislation, which is currently applicable to every mining operator selling more than 50.000 MTF (regardless of the composition of those sales).

The changes of the new royalty tax applicable to medium and small sized operators are as follows:

Medium sized Mining Operators: Medium sized operators have annual sales greater than the equivalent value of 12,000 MTFC and do not exceed the equivalent value of 50,000 MTFC. Medium-sized operators would be subject to a progressive rate between 0.4% and 4.4%.

Small sized Mining Operators: Small sized operators are those annual sales less than the equivalent value of 12,000 MTFC. Small sized operators would be exempt from the tax. This exemption is not changed when compared with the current rules.

3.3.12.1	MAXIMUM TAX BURDEN LIMITATION

There is a maximum tax burden imposed on a mining business. The maximum potential tax burden is set at 46.5% of the net mining operational taxable income. This limit considers the (a) mining royalty tax (including both components) and (b) income taxes, that is corporate income tax (27%) and potential shareholder’s taxation on dividends (35%). If the aggregate of these taxes exceeds the burden cap, the royalty tax shall be reduced accordingly. For mining operators with sales for up to 80,000 MTFC (or equivalent) (considering the average sales of the last 6 years), the maximum potential tax burden will be 45.5%.

3.3.12.2	AUDITED FINANCIAL STATEMENTS

Mining operators subject to the royalty tax shall submit audited financial statements to the Comisión para el Mercado Financiero (Chilean Securities and Banking authority) annually.

3.3.12.3	EFFECTIVE DATE

The new tax rate will become effective January 1, 2024. For mining operators who currently benefit from a tax invariability agreement (the new tax rate will apply on the date of expiry of the invariability tax regime agreement).

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3.3.12.4	NEW FUNDS FOR THE BENEFIT OF LOCAL COMMUNITIES

Three new public funds are created for regional productivity and development, and for vulnerable and mining territories.

3.3.13	Fraser Institute Study

KMC Chile has used the 2022 Fraser Institute Annual Survey of Mining Companies report (the Fraser Institute survey) as a credible source for the assessment of the overall political risk facing an exploration or mining project in Chile. Each year, the Fraser Institute sends a questionnaire to selected mining and exploration companies globally. The survey is an attempt to assess how mineral endowments and public policy factors such as taxation and regulatory uncertainty affect exploration investment. In 2022, 1,966 companies were approached, and 180 companies responded providing sufficient data to evaluate 62 jurisdictions.

RDA has used the Fraser Institute survey because it is globally regarded as an independent report-card style assessment to governments on how attractive their policies are from the point of view of an exploration or mining company and forms a proxy for the assessment by industry of political risk in Chile from the mining perspective.

Chile has a Policy Perception Index rank of 38th out of the 62 jurisdictions in the Fraser Institute survey. Chile’s Investment Attractiveness Index rating is 35th out of the 62 jurisdictions, and it is ranked 26th on the Best Practices Mineral Potential Index (out of 47).

3.4	Cerro Blanco Property Location

The Cerro Blanco Project is centered at a latitude of 28 degrees 38.5 minutes south with a longitude 71 degrees 4.5 minutes west. It has a maximum altitude of 1,200 meters above sea level (masl) and it is located approximately 525 km north of Santiago, close to the Freirina Village, approximately 39 km from the city of Vallenar and southwest of the Cerro Rodeo Mining District, in the Atacama geographical region (Region III) of northern Chile.

The Project site is shown on Figure 3-1. The main city in the vicinity is Freirina, which lies close to national Route 5. A public highway alongside the Huasco River connects Vallenar with the Port of Huasco. The project site can be reached via a non-improved road, which starts some 7 km east of Freirina, and runs some 15 km to the Cerro Blanco mine.

The Pacific Ocean coast of Chile lies some 10 km west of the project site, while the Huasco port is about 25 km from the mine by road. A rail line, serving mainly the iron mines in the vicinity, runs close to the Huasco River to the Huasco Port. The assets of GEM Chile include 52 registered mineral concessions in Region III of northern Chile. The current land package is contiguous and totals 10,537 hectares. This study considers three initially discovered rutile mineralization deposits (Las Carolinas, La Cantera and Eli) and leaves additional exploration targets still to be explored.

Figure 3-1 Location of the Cerro Blanco Project

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3.5	Cerro Blanco Ownership

Information provided to RDA supports that Gold Express Mines SpA (“GEM Chile”) is a stock company (Sociedad Por Acciones) legally organized under the laws of the Republic of Chile. GEM Chile is a wholly owned Chilean subsidiary of Key Mining Corp., a US corporation incorporated and validly existing under the laws of the State of Delaware, USA.

3.6	Mineral Tenure

GEM Chile’s assets consist of 50 registered exploitation concessions and 2 registered exploration concessions in Region III of Northern Chile. The current land package is contiguous and totals 10,537 hectares and includes the proposed project site. All concessions are held in the name of GEM Chile.

All the concessions, except for the 2 exploration concessions, have been surveyed by a government-licensed surveyor. Concessions are protected under Chilean law by payment of the annual mining license fees.

Details of the claim held, the type of claim, and the registration details of each claim are presented in Table 3.1. Figure 3.2 shows the layout and the location of the concessions described in Table 3-1.

Table 3-1 Summary of Mineral Tenure for the Cerro Blanco Concessions

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Figure 3-2 Layout and Location of the Concessions

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3.7	Surface Rights

Some of the surface rights over the Cerro Blanco Project are currently held privately by AGROSUPER, a large Chilean agricultural corporation with local operations concentrated along the Huasco River valley. The company will start discussions with AGROSUPER with the objective of acquiring the necessary surface rights located within the Cerro Blanco Project area. In addition to AGROSUPER, there are third-party owners of surface rights as well as lands owned by the Chilean Government through the Ministry of Public Lands.

The holder of a mineral concession must coordinate with the landowner access to the surface area of the concession for exploration and mining purposes. Where the landowner is a private party, the concession holder negotiates an easement directly with the owner, provided that if the landowner is uncooperative, the local court may grant the easement on terms determined to be reasonable. The concession holder must indemnify the landowner for damage caused by any exploration and mining activities and must remediate environmental harm caused by such activities. Where the landowner is the government, the concession holder applies to the government for an easement, which will generally be granted without complication.

3.8	Water Rights

The Project will not require an application for water rights. The water for operations will consist solely of desalinated sea water. GEM Chile, or its successors, shall buy and use processed water for the Cerro Blanco Project, from the desalination plant which will be controlled and operated by Atacama Sur SpA or its parent company Nexo Water Ventures LLC, headquartered in the United States, or any other company that the latter may designate, unless the parties agree otherwise. With respect to the agreement with Nexo Water Ventures LLC, GEM Chile agreed to obtain water for 23 of the Cerro Blanco claims from a desalination plant controlled by a third-party affiliate of a prior owner of the claims and, subject to availability, GEM Chile currently expects to use such water source for exploration and mining activities at all of Cerro Blanco claims. However, if this third party’s proposed desalinization plant is not operational during some or all of the additional activities described herein, GEM Chile may obtain water temporarily from a different source. GEM Chile believes there are adequate alternative sources of water, including from the Huasco River which is approximately 15 kilometers north of the project, from other desalinization plants in the Atacama region, and potentially from subterranean wells within the local pediment gravels immediately north and west of the project. During exploration and work activities, GEM Chile expects that the Project’s water supply will be delivered by tank trucks. If GEM Chile begins mining operations at the Cerro Blanco Project, water needs will increase substantially, and GEM Chile should expect to have water delivered to the project by pipeline.

3.9	Royalties and Encumbrances

The Cerro Blanco project is subject to an NSR royalty, which GEM Chile or its successors, must pay to White Mountain Minerals SpA. This royalty consists of 2% of the Net Smelter Return received for products from minerals exclusively extracted from the mineral concessions included in the Agreement to Purchase Mining Claims, and the Appendices thereto, between White Mountain Minerals SpA and Manquehue Asesorías Mineras SpA, which was signed on December 9, 2022, at the Santiago Notary Offices of Luis Ignacio Manquehual Mery, recorded in the Journal under No. 19,095 2022. As a result of an Amendment to this Agreement, which was signed on July 4, 2023, at the Santiago Notary Offices of Luis Ignacio Manquehual Mery, GEM Chile has the right of buying back a 100% of this royalty, for an amount of USD 1,950,000 (one million nine hundred and fifty thousand dollars of the United States of America). This royalty is recorded under No. 44 on Page 147 of the Freirina Mine Registrar’s 2022 Book of Mortgages and Encumbrances.

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4	Accessibility, Climate, Local Resources, Infrastructure and Physiography

4.1	Access and Infrastructure

The Cerro Blanco project is located in Freirina, Community of Huasco, Vallenar in the Atacama region (Region III) of northern Chile, and it is located approximately 525 km north of Santiago, 24 km west of Vallenar city and 25 km east of the port of Huasco, and more specifically, centered at a latitude of 28°38.5’ south latitude, and a longitude 71°4.5’ west.

The main city in the vicinity is Freirina, which lies close to national Route 5. A public highway alongside the Huasco River connects Vallenar with the Port of Huasco. The mine site can be reached via a non-improved road, which starts some 7 km east of Freirina, and runs some 15 km to the Cerro Blanco mine.

The Project has close proximity to the main highway that runs the length of Chile provides further access and distribution for necessary supplies. A good water supply is available from the Huasco River, 15 km to the north, and further supplies are possible from subterranean wells within the local pediment gravels immediately north and west of the Property and sea water. High-tension power lines pass 15 km to the north of the Property along the Vallenar-Huasco highway.

In addition to good road transport links, power, and water, a port facility capable of handling 70,000-tonne ships is available at Huasco.

The Atacama Region has well established infrastructure (energy, water, transportation, and labor) to serve the mining industry. However, there is currently no infrastructure at the Project site.

4.2	Physiography

Hills of gentle to moderate relief have been cut by deep gullies and are flanked by gravel-filled valleys and alluvial fans. Vegetation is sparse. In the valleys, plant life consists of small widely spaced bushes a few centimeters high. Hillsides and peaks are generally devoid of vegetation. The coastline in the port area is aligned along a west–southwest–east–northeast direction.

The Property is of a gentle relief of hills and wide large valleys, some places incised by ancient drainages and/or fault scarps. The Property is at an elevation ranging from 500 to 1,200 meters. The area is characterized by arid moderate altitude desert conditions in which exploration may be carried out all year around.

The large land package of Cerro Blanco in terms of surface area, could host the potential mining operation, tailings storage areas, waste disposal areas, stockpiles, and the processing plant.

4.3	Climate

The Project is in an area that is one of the driest places in the country and in the world, with high solar radiation, evaporation rates, and salt concentration in the soil. Rainfall is occasional and irregular, and in some years only received during the winter period. There is only sporadic surface run-off during rain events. Vegetation is minimal, supporting only desert scrub and sparse cactus.

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5	History

The first reference to the titanium mineralization, either on or adjacent to Cerro Blanco, appears in 1953 and in subsequent government reports on the non-metallic and metallic mineral resources of Chile. These reports describe the occurrences as small hydrothermal deposits located in aplitic bodies and lenses from several meters to 100 meters in size, in which rutile appears as disseminated grains, from one to several millimeters in size. The rutile is described as accompanied by minor titanite, apatite, actinolite, and biotite.

5.1	Chronology 1990 - 2002

From 1990 to 1991, the western half of the Property, then referred to as Barranca Negra, was held under option by Adonos Resources of Toronto, Canada, who conducted extensive rock sampling, geological mapping, and 450 meters of trenching. Details of this work are not available. However, an independent consultant report, commissioned by Adonos, indicates three proximal zones with a ‘cumulative resource potential’ to 100 meters depth. Drilling was recommended but never carried out.

In 1992, Ojos del Salado (Phelps Dodge’s exploration arm in Chile) optioned the Property and renamed it Freirina. In 1992, they conducted extensive surface rock sampling, which identified eight 1% + TiO2 anomalies. In late 1992 and early 1993, 1,200 meters of diamond drilling and 6,000 meters of percussion drilling were completed, principally in the most westerly Cerro Blanco anomaly.

In 1993, two 15 tonne “run of mine” bulk samples were taken for metallurgical testing by Phelps Dodge. A gravity concentrate was produced from these samples by Lakefield Research in Santiago. Fifty kilograms of this concentrate was shipped to Carpco Inc. (Carpco) of Florida, USA for further gravity circuit up-grading followed by dry-milling using magnetic and electrostatic separation techniques. The property purchase was completed by Phelps Dodge in 1996 and further metallurgical testing at Carpco in 1997 on the second sample suggested a process flow sheet could be developed that could produce a rutile product containing 95% + TiO2.

In 1999, Dorado purchased the property from Phelps Dodge and renamed the property Celtic. In February 2000, a preliminary processing test produced a rutile concentrate (99% TiO2). The work, which was carried out by RMG Services Pty. Ltd. of Adelaide, Australia on behalf of Dorado, used combined microwave leaching and flotation in the up-grading of Celtic (Freirina) gravity concentrate.

In June 2000, a review and summary of prior exploration programs and results was conducted by an independent geological consultant on behalf of Dorado. A cross-sectional estimate of the resource potential of the Cerro Blanco deposit based on Phelps Dodge’s drilling and surface sampling was completed as part of this study.

Later in June 2000, a scoping study based on level plans produced for the area of highest density drilling was undertaken on behalf of Dorado by Tecniterrae Limitada, a Santiago based group of consulting mining engineers. In November and December 2000, a further study was commissioned by Dorado to supervise the collection of a second bulk sample of 25.0 tonnes for metallurgical testing. During this program, the Cerro Blanco deposit area was geologically re-mapped. In August 2001, ownership of the Property was transferred to Kinrade Resource Limited.

5.2	Chronology Period 2003 – February 2005

In fall of 2003, White Mountain acquired the property, Cerro Blanco, through its Chilean subsidiary Compañía Minera Rutile Resources Limitada. In 2004, the Company hired a consultant geologist, Mr. Terry Walker, M.Sc., P. Geo and Qualified Person, to supervise a field program consisting of 12 diamond drill holes. After completing the drilling, Mr. Walker prepared a resource estimate on the property, in conjunction with Mr. Jozsef Ambrus, Director of Geovectra, S.A. (Geovectra), a geological consultancy in Santiago.

In preparing his resource estimate, Mr. Walker included the 12 White Mountain diamond drill holes as well as the 25 diamond and percussion drill holes completed by Phelps Dodge between 1992 and 1993. The drill holes are defined by UTM coordinates 6,829,750-6,830,250N, 297,000-298,000E, and the area where the mineralization is well exposed. Phelps Dodge did mineral sampling fragments in this area.

Statistical analysis of the total data obtained at that time showed that there were 2 relatively different populations of TiO2. The two populations had a Gaussian type distribution with medium size of 0.45% and 1.63% TiO2. About 95% of the above anomaly of the population is separated by a limit value of 0.82% from the lower population “background.”

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This value of 0.8% TiO2 was used as a cut-off to define units mineralized resource calculation and in most cases correlated well with the limits of geological units.

The distribution of grades through separate drillings within mineralized blocks in the main area showed good lateral and vertical internal homogeneity, i.e., without peaks or erratic changes in of grades, ranging from an average grade of approximately 15% between adjacent samples 30% or less between the extreme grades within a block.

This leads to a clear definition, particularly about the 0.8% and good continuity between the closer drillings in a section. This grade homogeneity is also reflected in surface sampling of Phelps Dodge. For these reasons and for the mineralization shape as a leaf immersing into a moderate angle expressed both in section and in surface, Mr. Walker used a cross sectional method to estimate the geological resource in the area of drilling meshes.

The resource estimate method of cross section used in the calculation of Mr. Walker includes the construction of a total of 7 vertical cross sections of northeast-southwest direction where the contacts were interpreted from the geological drilling and sections. These interpreted geological sections were used to confirm the limits of mineralization with a cut-off of 0.8% TiO2.

Blocks of resources were determined within this range using the average distance between drilling and geological boundaries, such as faults and lithological changes, with the grade assigned to each block corresponding to the drilling that was intercepting it in the center.

At the edges of the drilling pattern-based resource blocks were spread with geological criteria and medium size distances. The volumes of the blocks were defined by determining the surface area of each section, and multiplying by the thickness between adjacent sections. An average density of 2.75 grams per cubic centimeter (g/c3) was used to calculate the tonnage.

This value is the average between the average density of 2.65 g/c3, determined by surface tonalite in Ojos del Salado in 1992 and the average density of 2.9 g/c3, determined from samples of recent drillings by Laboratories MinGeo Santiago in 2002 per Kinrade’s request.

5.3	Chronology March 2005 to 2008

During this period, White Mountain conducted or commissioned the following studies on the property.

Geovectra completed surface mapping at a scale of 1:1,000 in Carolinas Prospect (4 square kilometers (km2)) and 1:10,000 for the surrounding area (10 km2). This study included lithology, alteration, magnetic susceptibility, and rutile content.

Tidy and Co. completed a petrographic study of 39 samples of outcrop and 34 of drilling holes. A total of 46 thin sections and 11 polished were studied by microscope.

A record and analysis of all White Mountains 2004 diamond drillings for main oxides.

A second drilling campaign in 2005 of 8 holes, using RC, a total of 1,621 meters, to corroborate drillings done by Phelps Dodge. Geovectra recommended drilling location and sections were recorded and analyzed. The grades of the holes with RC drillings done by White Mountain and the grades of the holes with percussion drilling done by Phelps Dodge were very similar.

In the second half of 2006, a third drilling campaign was completed; 16 diamond drilling holes (CB-13 to CB-28) a total of 2,906 meters.

A regional exploration program was completed throughout the property in 2007, with a result of the discovery of Eli Prospect, located about 3.5 km southwest of the Carolinas. A geochemical grid of 25 meters × 25 meters of rock fragments in an area of 1,200 meters × 600 meters was performed in Eli in January 2008. It is also a new resource estimate for the Las Carolinas and La Cantera Prospects, completed at the same time.

In mid-2008, a diamond drilling program was undertaken at the Eli Prospect. This program consisted of 32 drill holes (EL001 to EL032) totaling 4,684 meters.

SGS Lakefield in Canada carried out a metallurgical study for the developing of the general scheme of treatment, metallurgical mapping for the different types of Las Carolinas mineralization, metallurgical studies for feldspar recovery from tailings, and grindability studies of samples, including SAG mill, rod mills, and balls mills.

Cade-Idepe was commissioned to undertake engineering studies related to the development of the processing plant, its ancillary facilities, and costs.

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5.4	Chronology 2009 to 2012

Metallurgical testing samples were sent to SGS Lakefield in Canada. Tests were conducted to optimize the scheme of treatment of mineral types, defined as likely to generate high quality concentrates; recovery test work, and also the use of seawater as the medium in flotation.

SGS Lakefield was asked to conduct pilot tests during 2009, in order to confirm the results obtained at laboratory scale, to generate more information for the development of engineering studies, and to generate sample concentrate marketing purposes. These tests were performed in 2 stages of study. For the development of these tests, nearly 300 tonnes of mineralization, defined as “Type 1” mineralization, was sent to the metallurgical consultant. The tests confirmed the results obtained at laboratory scale, achieving concentrates around 96% TiO2 content, considered a premium grade. Different types of gravitational concentration alternatives were evaluated as well as the use of sea water in flotation.

A geological mapping program of surface detail at Las Carolinas, La Cantera, and Eli was performed during 2009 and 2010.

A diamond drilling campaign of the infill and brownfield in Las Carolinas, consisting of 54 drilling holes (to CB82 CB029), a total of 7,047 meters was completed between November 2010 and March 2011

In late 2011, AMEC updated the pre-feasibility study of the plant done in 2008, to update the processing scheme and equipment sizing parameters of the plant determined during the pilot plant execution and the evaluation of other plant sites.

In early 2012, AMEC performed the pre-feasibility design of tailings deposit, to obtain the final design, growth, stability studies, and others in order to advance in the design and also to obtain the required information to complete the Environmental Impact Study.

A pilot blast campaign was conducted to determine blasting parameters, particle size run of mine mineralization, and generate samples for process optimization test work. Two separate test blasts were carried out at different locations at the Las Carolinas deposit; each blast generated about 5,000 tonnes of material.

During the first quarter of 2012, further process test work was carried out at SGS-CIMM T&S Chile, in order to generate samples with different levels of metallurgical processing:

Crushed sample for analysis of material handling characteristics in hoppers and silos at Jenike & Johanson, Chile.

Milled samples, subsequently de-slimed, a total of 500 kilograms (kg), for gravity concentration optimization test work at Mineral Technologies, Australia.

Gravity pre-concentration samples, a total of approximately 500 kg, for further lab scale flotation, optimization, and flotation reagent testing at CYTEC, Chile.

At the end of 2011, Ingeniería Moreno was commissioned to perform a water pre-feasibility study to determine the free water availability in the surrounding areas close to Cerro Blanco. The study confirmed the limited availability of river water and determined that the best option was to consider the use of seawater and associated desalination technology, either through the purchase of industrial water from a third party or the installation and management of a complete water solution, independently, by the Company.

In late 2011, a pre-feasibility study was commissioned from Ingeniería Moreno to consider access and develop alternatives for road access to the Mine-Plant sector.

In early 2012, Ingeniería Moreno, Chile undertook a study to determine the feasibility, layout, and best practice of water transportation and piping, between the coast and the process plant.

During the second semester of 2012, the Company’s own engineering team in Santiago undertook the completion of all pre-feasibility aspects of the project, including the re-evaluation of plant capacity, and engineering design for a starting mine capacity of 4.0 million tonnes per year.

5.5	Chronology 2012 to 2015

During this period, White Mountain submitted the Cerro Blanco project to the environmental authority via an Environmental Impact Study (EIS).

The EIS was submitted on February 02,2013 and, after the evaluation process the project was approved with a positive environmental qualification resolution on May 20, 2015.

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6	Geological Setting, Mineralization and Deposit

6.1	Geological Setting

6.1.1	Regional Geology

Cerro Blanco lies to the west of the Vallenar-La Serena iron belt. Intrusive plutonic rocks form about 80% of the outcrops in this zone. These intrusions vary from granites to gabbro and are distributed in three linear north-northeast trending belts, which decrease in age from west to east (Upper Jurassic, Cretaceous, and Paleocene). Cerro Blanco is located within the Eastern Belt, belonging to Infiernillo Intrusive Complex (mid Cretaceous), which, in the area of the property, consists of a series of granodiorite to diorite bodies of batholithic proportions, smaller gabbro intrusive, and subordinate medium to fine grained tonalities and aplites. East of the Property, this unit intrudes volcano-clastic rocks from Punta del Cobre Formation (late Jurassic). See Figure 6-1.

KMC
Legend
: Alluvial Deposits
: Infiernillo Intrusive Complex
: Puerta del Cobre Volcanic Unit
: La Arena Monzodiorite
: Chañaral Metamorphic Complex
290.000 E
300.000 E
6.840.000 N
6.830.000 N
N
Prospect
CERRO BLANCO
0 m
2,000 m
1,000 m
4,000 m

Figure 6-1 Regional Geology

Regional and local north-northwest and northeast-east-northeast trending normal faults cut all the previously mentioned units and produce a series of northerly and north-northeasterly trending horsts and grabens. Similarly, trending relevant iron and less abundant copper and precious metal bearing quartz-sulfide veins and late stage mafic to felsic dikes are also present throughout this rock package.

Rutile showings occur throughout the Central belt. Mineralization occurs as ruby-red to brown and black individual disseminated crystals and/or crystal aggregates in albitized gabbro, and locally in coarse pegmatitic albite-phlogopite-rutile veins. The dominant host rocks are pale gray to white albite-quartz metasomatized gabbro and differentiated aplitic dikes, sills, and plugs.

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6.1.2	Local Geology

Based on regional exploration undertaken by the Company and others, the most relevant, known rutile occurrences in the Huasco region are located within Cerro Blanco and lie along a northeast trending regional structure. The mineralized areas are locally controlled by northwest structures and vary in thickness and extent from several meters to several hundreds of meters, exhibiting TiO2 grades from 1% to 25%; however, the average grade from the most extensively sampled areas is in the 1.5% to 2.5% range. See figure 6-2.

LA CANTERA Prospect
BONO Prospect
HONORIOS CREEK
LAS CAROLINAS Prospect
ALGODON Prospect
HIPPO EAR
QUARTZ CREEK Prospect
CHASCONES Prospect
ELI Prospect
N6,832,000
N6,831,000
N6,830,000
N6,829,000
N6,828,000
N6,827,000
N6,826,000
E294,000
E295,000
E296,000
E297,000
E298,000
E299,000
E300,000
E301,000
SYMBOLOGY
: Built roads
: 50 m level contours
: Actual resources
: Mapped exploration prospect
: WMTC Exploitation Properties & Claims Limits
: WMTC Exploration & Safety Claims Limits

Figure 6-2 Location and dimensions of Cerro Blanco prospects

There are nine mineralized prospects which have been identified at Cerro Blanco: Las Carolinas, La Cantera, Honorios Creek Hippo Ear, Quartz Creek, Bono, Algodón, Chascones, and Eli. These areas are currently mapped at the Cerro Blanco Property. Lithological units within the prospects consist of diorite-gabbro-gabbronorite, albitized gabbro, and aplite dykes.

Figure 6-3 shows the areas currently mapped at the Cerro Blanco Property. As can be seen, lithological units within the prospects consist of diorite-gabbro-gabbronorite, albitized gabbro, and aplite dykes. Figure 6-4 shows a cross section through the Project.

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295.000 E
296.000 E
297.000 E
298.000 E
299.000 E
6.831.000 N
6.830.000 N
6.829.000 N
6.828.000 N
6.827.000 N
LA CANTERA Prospect
LAS CAROLINAS Prospect
CHASCONES Prospect
ELI Prospect
0m
500m
250m
1000m
N
Symbology
: 10 m contour lines
: Roads
Legend
: Diorites & gabbro (norite)
: Aplites
: metasomatized gabbro (mainly albitic alteration)
: Monzodiorites & granites
: Volcanic & sub volcanic rocks

Figure 6-3 Local Geology at Cerro Blanco

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N
E
S
W
A
A´
0,5 0,25 0 0,5
Kilometers

LEGEND

: Fresh gabbro (norite) - WASTE

: Altered rock - ORE
(mainly albitic alteration)

: Drillhole Collar

: Drillhole Trace (ORE)

: Drillhole Trace (WASTE)

Date: October 04, 2023
Drawn By: Ch. Feddersen
Base: GEMS Cerro Blanco Project
Scale: Indicated

1.200 m a.s.l.
1.000 m a.s.l.
800 m a.s.l.
600 m a.s.l.
A
A´
T05
CB15
CB10
SFP24
SFP17
CB26
CB14
SFP02
T20
CB19
CB65
CB21
CB67
SFP32
SF05
CB22
CB46
CB33
CB48
CB81
SFP33
SFP36
0 m
500 m
1,000 m
1,500 m
2,000 m

Figure 6-4 Geological Cross Section through Cerro Blanco

Figure 6-5 Stratigraphic Column at Cerro Blanco

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6.2	Mineralization

Titanium-bearing minerals observed in the Cerro Blanco project are listed in Table 6-1.

Mineral	Formula	Density (g/c3)
Titanomagnetite	(Fe+2, Fe+3, Ti)2O4	4.52
Ilmenite	(Fe2+, Mg, Mn, Zn,Fe3+)TiO3	4.78
Rutile	TiO2	4.25
Anatase	TiO2 → Low temperature poly morph or rutile	3.82 to 3.97
Titanite (Sphene)	(Ca,REE)(Ti,Al,Fe)SiO4(O,OH,F)	3.52

Rutile, in the form of red, red-brown, and minor black crystalline or as aggregates, in excess of 1%, is usually disseminated throughout albitized gabbro. Concentrations of up to 5% or more occur as disseminations, clots and laminate. These rock varieties are generally rich in very fine-grained aggregates of albite, white or green mica, and quartz.

The reason behind the variation in color of rutile is, as yet, unknown. Nevertheless, it was observed in the mapping that the black rutile occurs often in proximity to sulfides; pyrite in particular. In fact, the black rutile very often contains inclusions of or is inter-grown with pyrite or chalcopyrite. It was also observed that surface exposure (oxidation or photosensitivity) causes darkening of the rutile. There were however, other zones with a change in rutile color where these possibilities could be excluded.

Cloudy yellowish “rutile” is identified as leucoxene, which consists of very fine rutile crystal aggregates. Leucoxene is the last product of three successive stages of the alteration of ilmenite crystals; patchy ilmenite amorphous iron-titanium oxide leucoxene.

Anatase, a low temperature polymorph of rutile, has been observed under the microscope.

Sphene forms under conditions of higher Ca and Si activity than rutile. Sphene is observed forming together with epidote, and with pink or yellow zoisite. Iron is not a prerequisite for sphene formation; availability of calcium is necessary and sphene may form with any member of the epidote group. This calcium-titanium silicate is observed in the deposit, usually in minor amounts and restricted to very well-defined zones.

Perovskite was identified in a previous study of the mineralogy of this deposit, and although it has not been positively identified in the mapping it would be of considerable genetic importance, if it existed.

1.	Perovskite cannot exist with free silica, at least under moderate litho-static pressures.

2.	Perovskite structure is generally considered a high-pressure modification.

3.	Under the chemical conditions of the rutile mineralization formation, the fluid was generally saturated in silica, and therefore, perovskite should not be expected.

Perovskite, if positively recognized in the deposit, would be another strong indication that these rocks, and possibly the deposit, formed at greater depth than is commonly supposed for porphyry copper deposits.

Ilmenite and titanomagnetite are common components of gabbro and gabbronorite and are only present in unaltered rock. Furthermore, rutile mineralization will only be found in host rock containing abundant ilmenite in magnetite. In the Cerro Blanco project, potential mineralization is defined as rocks that contain at least 80% of rutile + leucoxene of the total titanium-bearing minerals described above.

Core Mapping in the Cerro Blanco project is extremely important since TiO2 assays do not necessarily reflect “potential ore” content, in other words, rutile + leucoxene mineralization. The identification of deleterious minerals, such as sphene, is also relevant since premium quality concentrates must be low in calcium. Furthermore, deposits of this type are not described in geological literature; therefore, detailed and comprehensive studies are of most importance in order to fully understand the formation of a deposit of such characteristics.

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7	Exploration

7.1	Exploration History

The first reference to the titanium mineralization, either on or adjacent to Cerro Blanco, appears in 1953 and in subsequent government reports on the non-metallic and metallic mineral resources of Chile. These reports describe the occurrences as small hydrothermal deposits located in aplitic bodies and lenses from several meters to 100 meters in size, in which rutile appears as disseminated grains, from one to several millimeters in size. The rutile is described as accompanied by minor titanite, apatite, actinolite, and biotite.

7.2	Drilling

In late 1992, Ojos del Salado completed seven exploration diamond drill holes totaling 1,627 meters. Core with visible rutile mineralization was halved using a diamond saw, one-half kept for reference and the other assayed in 3-meter intervals (162 total) for titanium by Bondar-Clegg of Vancouver, Canada. All but holes SF04 and SF06 cut widths more than 25 meters grading 1.5% or more calculated TiO2.

The diamond drill program was followed in early 1993 by a thirty-six-hole percussion drilling program totaling 6,780 meters. Of these, 33 holes, SFP08-36 and 40-43, totaling 6,183 meters, were drilled in Las Carolinas. The remaining holes (SFP037, SFP038, and SFP039) tested La Cantera Prospect.

Three-meter composite samples, approximately 1.8 split (4 kg to 5 kg), were taken from visually mineralized sections (1,194 samples) and analyzed by Bondar-Clegg. The same fusion atomic absorption (AA) analytical method was used for both phases of drilling obtaining total Ti%. The TiO2% is later calculated by the expression TiO2% = Ti% × 1.668.

In September 2004, White Mountain completed a twelve-hole diamond drilling program totaling 2,589 meters to confirm the TiO2 grade, grade distribution, mineralogy, and morphology of the deposit. Core with visible rutile mineralization was halved using a diamond saw, one-half kept for reference and the other assayed in 3-meter intervals for titanium by Bondar-Clegg of Vancouver, Canada. In late 2005, the sample pulps were re-assayed by major oxides using X-ray Fluorescence Spectrometry analytical method (XRF) by the ALS Chemex Laboratory in Canada.

In February 2006, eight Ojos del Salado percussion drill holes were twinned with the RC holes (SFP 08, SFP 09, SFP 10, SFP 14, SFP 18, SFP 20, SFP 23, and SFP 31). These holes were re-named by changing the SFP suffix to T (for twin), and former Phelps Dodge results were replaced definitively by the new RC holes. Every 3-meter sample weighing approximately 94 kg was split 3 times using a riffle splitter and ⅛ of the sample was sent to mechanical preparation and analysis by XRF to the ALS Chemex Laboratory in Canada.

In October 2006, White Mountain drilled an additional sixteen diamond drill holes totaling 2,451 meters; CB-13 to CB-28. All holes, except CB-28, were tested from the Las Carolinas Prospect. CB-28 was drilled in a creek that lies south-southeast of La Cantera. Core with visible rutile mineralization was halved using a diamond saw, one-half kept for reference and the other assayed in 3-meter intervals for major oxides XRF by ALS Chemex Laboratory in Canada.

During mid-2008, White Mountain drilled 32 diamond drill holes totaling 4,684 meters: ED01 to ED03, ED06, EL001 to EL015, EL017, EL019, EL021 and EL022 to EL032. All drill holes explored the newly discovered Eli Prospect. Core with visible rutile mineralization was halved using a diamond saw, one-half kept for reference and the other assayed in 3-meter intervals for major oxides XRF by ALS Chemex Laboratory in Canada.

The last drilling operation up to date was made from November 2010 to March 2011. Fifty-four diamond drill holes totaling 7,047 meters were drilled as infill on previously drilled areas on Las Carolinas Prospect and to explore the Distal North East area of the same prospect. Core, with visible rutile mineralization, was halved using a diamond saw, one-half kept for reference and the other assayed in 3-meter intervals for major oxides XRF by ALS Chemex laboratory in Lima, Perú.

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Table 7-1 summarizes all drilling campaigns made on the Cerro Blanco project. Figure 7-1 shows the deposit drilling locations for the Project.

Table 7-1 Cerro Blanco Drilling

Figure 7-1 Cerro Blanco Exploration Drilling

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7.3	Surface Geochemical Sampling

All exploration in the Cerro Blanco project, prior March 2005, was carried out by the exploration arm of Phelps Dodge and their predecessors. This work included geologic mapping and a surface geochemical map.

The 3.5 km stretch of outcropping intrusive blocks was surface sampled by Ojos del Salado in 1992. This survey consisted of mapping the distribution of what was then identified as leuco-tonalite outcrops/sub-crop blocks and within these areas collecting rock sample composites of 1 kg from an area of 5 meters radius at approximately 25 meter spacing. In total, 808 samples were collected from eleven areas where the majority are concentrated on Las Carolinas and La Cantera prospects, however, locations for only 616 of these could be found in the database provided by Phelps Dodge (Figure 7-1).

Figure 7-2 Phelps Dodge geochemical sampling locations

After March 2005, White Mountain geological teams explored the vast majority of its mining concessions with the purpose of defining new targets as well as completing an integrated geological map of the district. A continuous surface geochemical chip sampling from rutile bearing outcrops (Figure 7-2) has been carrying out, obtaining a total of 1,089 samples distributed on different prospects, concentrating mainly on Eli and Quartz Creek prospects (Figure 7-3). 774 samples from the total were assayed by major oxides with X-ray Fluorescence Spectroscopy method (XRF). TiO2 results from all sampling campaigns, including Phelps Dodge data are summarized on Figure 7-4.

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Figure 7-3 Pegmatitic rutile stringer within the EW structure in the Eli prospect

Figure 7-4 Surface geochemical sampling performed by White Mountain

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Figure 7-5 Surface TiO2 values

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7.4	Magnetic Geophysical Survey

The difference in Fe content between the unaltered magnetite – ilmenite bearing gabbro and the altered rutile bearing rock, produces a high variation in magnetic susceptibility between both units that reaches up to a couple of magnitude order. This fact leads naturally to the use of magnetic geophysical surveys as exploration tools in the district.

In March 2012, a magnetic geophysical terrestrial survey was performed by GEODATOS on a northeast elongated area of 7.5 × 3 km2 centered on Las Carolinas prospect. The total magnetic field was measured with high precision cesium vapors magnetometers along 61 northeast oriented lines with 50 meters of separation between them. After several data post-process, a first derivative pole reduced magnetic field map (Figure 7-5) and its 100 meters analytic continuity map (Figure 7-6) were obtained, showing superficial magnetic anomalies and the same magnetic anomalies behavior at depth, respectively.

High contrast low magnetic anomalies delineated by these maps are being extensively confirmed as altered rutile bearing rocks by surface mapping and geochemical sampling in the district and are being successfully used to recognize new prospects as Algodon, Hippo Ear, Honorios Creek and others. On the other side, these magnetic geophysical survey maps are used, along with geological mapping and geochemical sampling, to direct the nearby future drilling campaign programed on La Cantera, Honorios Creek and Hippo Ear prospects.

Figure 7-6 First derivative pole reduced magnetic field map

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Figure 7-7 First derivative magnetic field pole reduced 100-meter analytic map

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8	Sample Preparation, Analyses and Security

8.1	Sampling

8.1.1	Diamond and Percussion Drill Hole Sampling – Ojos del Salado

Detailed information regarding sampling methods for both diamond and percussion holes, performed by the exploration arm of Phelps Dodge, are not available. Remaining drill core from this period indicates that half of the core was sent for chemical analyses.

8.1.2	Geochemical Sampling – Ojos del Salado

The geochemical sampling routine at the Cerro Blanco Project consisted of chip samples allocated on a 25 meter × 25-meter grid. Individual 1 kg samples were collected within a 5-meter radius around each sample’s central point.

8.1.3	Heterogeneity Test Sampling – White Mountain

White Mountain performed a heterogeneity test on a representative sample from Las Carolinas due to the fact that sampling constants for “in-situ” rutile deposits were unknown. The main objectives of heterogeneity tests are:

●	Establish with confidence sampling and sample preparation procedures for the different types of samples to be collected in the exploration phase of the project and future operations, such as: exploration drill holes (RC and DDH), channel samples, development muck samples, blast holes, conveyor belt samples, etc.

●	Study the grade distribution among the different size fractions and assess possible segregation related errors, such as loss of fines in RC drilling, sample preparation, etc.

Since mineralization within the altered gabbro-norite is quite homogenous throughout Las Carolinas, it was decided to generate a single composite with the most probable mineralization, which corresponds to rock types with a TiO2 grade of approximately 2.00%, weak/none epidote and sericite, moderate/intense albite or quartz, visible rutile, and low magnetic susceptibility.

Composites for heterogeneity tests have to weigh between 250 kg and 300 kg, and the material used has to come from a number of representative mineralized zones. When the composite was generated, there was not enough drill core rejects; therefore, the sample was taken from 6 outcrops along the roads at Las Carolinas. Since the grades of the outcrops were not known, care was taken in selecting rocks with visible rutile plus the additional required characteristics mentioned in the previous paragraph. The final grade of the composite turned out to be 1.96% TiO2, slightly lower than desired.

Outcrop location and weights of individual samples are given in Table 8-1.

Table 8-1 Sampled locations for the heterogeneity test composite

Sample ID	E-Coordinate	W-Coordinate	Elevation	Number of Bags	Weight (Kg)
G-183201	297,511	6,829,822	1,043	3	18.5
G-183202	297,512	6,829,965	1,088	4	31.5
G-183203	297,271	6,830,351	1,049	4	33.6
G-183204	297,730	6,830,241	1,068	8	71.3
G-183205	297,628	6,830,076	1,050	8	85.9
G-183206	298,420	6,830,253	881	8	68.0
Total Weight				35	308.8

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8.1.4	Reverse Circulation Drill Hole Sampling – White Mountain

The effective diameter of an RC drill hole is usually around 5.25 inches (13.34 centimeters). Samples were taken every three meters length and the sample recovery assumed was 90%.

The 3-meter samples weigh approximately 94 kg. This sample was split with a well-designed and operated riffle splitter according to the following procedure to obtain ⅛ of the original sample (11.75 kg), which is sent for sample preparation.

The first split generates two, 47 kg samples. One of the splits is stored in two different bags, labeled with the sample number and the corresponding split (i.e., 34345-1 and 34345-2), weighing 23.5 kg each. The other half is submitted to a second split; one split is bagged and labeled as 34345-3 (23.5 kg), and the remaining half is split in two. One-half is bagged and labeled 34345-4 and the other 34345-5. Final splits weigh 11.75 kg each. The last bag, 34345-5 is sent to the laboratory. Every tenth bag, labeled with suffix 4, is also sent to the laboratory as a field duplicate.

8.1.5	Diamond Drill Hole Sampling – White Mountain

Recovered core from the drill barrel is carefully placed in wooden boxes, and wooden chip marks are placed at the beginning and end of each drilled interval. These covered wooden boxes are transported to the White Mountain core shed and geotechnical parameters are logged upon arrival.

Once this task is concluded, core is regularized every 1 meter and transferred to metallic trays, each tray contains one, 3-meter sample and each interval is marked with three aluminum tags that contain following information engraved in each of them

The observed coverage percentages are generally close to the norm. A slight noted change in coverage percentages among the campaigns conducted before and after 2013, increasing during the 2014 campaign. Table 8-2.

●	Sample Number

●	From – To

●	Hole ID and Box Number

The core is split in half with a diamond saw, half of the core is bagged and sealed with the proper sample number and transported, by pick-up truck, to GEOANALITICA, a well-reputed Chilean laboratory located in Coquimbo, which White Mountain commissioned for sample preparation. This practice has been implemented since 2006. Prior to this year, sample preparation was done at ALS Chemex Laboratory at Coquimbo.

8.1.6	Surface Geochemical Sampling – White Mountain

The geochemical sampling carried out in the Eli and Quartz Creek Prospects consists of a 25m × 25m grid. In the rest of the sampled prospects, the sampling was selective on outcrops. Each sample, weighing approximately 1 to 3 kg, consisted of outcrop chips collected with a 1-meter radius from the central point. Hand sample specimens were also collected from the most representative outcrop of the whole 1-meter radius surroundings and logged, in detail, at White Mountain’s core facility. Hand samples are stored in wooden boxes for future reference.

Each sampling point was marked with a wood tablet, 15 centimeters (cm) long and about 5 cm wide. Wood tablets are painted white and an aluminum tag with the sample number engraved is attached to each sample. EGV Topografia Limitada surveyed each sampling point once the grid was concluded. Other selective samples were located by GPS positioning.

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8.1.7	Mechanical Separation, Preparation and Analysis

8.1.7.1	Ojos del Salado and White Mountain – Prior to 2005

All Phelps Dodge mechanical preparation and analyses were done as follows: crush, grind to 90% passing 100 mesh, homogenize, take sub-sample of 5 g, fuse with lithium meta-borate flux, extract with acid, and analyze with Inductively coupled plasma spectrometry (ICP) obtaining Ti%. TiO2% value is calculated by the expression TiO2% = Ti% × 1.668. When White Mountain assayed the first re-drill hole using the same technique, they had problems reproducing their numbers due to the fact that titanium is very difficult to get into solution. Hence, White Mountain went to the industry standard of XRF Spectrometry analysis method, which is the same up to the end of fusion. The fluxate is then pressed into a standard pellet and analyzed using XRF. The results from two repeat holes were much closer to the originals, in fact about 10% higher, as expected. All assays, both Phelps Dodge and White Mountain, were done at what is now ALS Chemex Laboratories in Chile (ICP assays) and Vancouver (XRF assays).

Pre-analysis testing was carried out on a group of seven samples ranging in value from 0.86% through 4.7% TiO2 using the variety of titanium analysis techniques available, i.e., fusion/AA, X-ray fluorescence, fusion/ICP, and fusion/colorimetric. The fusion/AA technique was opted for as giving the best combination of reliability, speed, and economics. Laboratory procedure involved recalibration against standards after every fifth sample and frequent flushing of the system to avoid salt build up on the burner head of the AA unit (the major cause of sensitivity changes in this system). In addition, a series of 32 random duplicate splits ranging from 0.51% through 3.38% TiO2 were re-run to check repeatability. Except for two samples, which apparently suffer from the above problem, the average difference between repeat analyses is only 2%. The first 100 samples were also analyzed for a suite of 42 other elements by ICP.

8.1.8	Heterogeneity Test Analysis and Results

In general, results provided by the heterogeneity test allowed White Mountain to set-up proper sampling and sample preparation protocols for RC and diamond drill holes. Results from this test are summarized and analyzed herein:

●	The sampling constant for TiO2 is very small (C = 0.636); in fact, much smaller than for most porphyry copper deposits where the copper sampling constant varies from say, 5 to 15. Therefore, no sampling and sample preparation problems can be expected.

●	A high sampling constant C of approximately 113 was obtained for P2O5. However, this value is entirely due to 2 outlier samples (0.33% and 0.35% P2O5) while the remaining 98 samples varied between 0.02% and 0.05%, which are very close to the detection limit of 0.01% P2O5. If these 2 outlier samples had been equal to 0.02% P2O5, the resulting sampling constant C would have been equal to 2.72.

●	A fairly high sampling constant C = 25.1 was obtained for Cr2O3. However, 21 out of the 100 samples were below detection limit (0.01%) and the highest sample was 0.07%.

●	Most of the 100 samples for MnO, SrO, and BaO were close to the detection limits, which is 0.01% for the 3 components.

Comments on results for the size fraction analysis performed on the 308kg sample are the following:

●	The mean grades of the 100 heterogeneity test samples are similar to the corresponding mean grades of fraction C (-1.25 cm + 0.63 cm) that was used to perform the test. In fact, for TiO2, these mean grades are 1.869% and 1.98%, respectively. These results are as expected and show that the random sampling done for the heterogeneity test was representative of this size fraction.

●	The increase in TiO2 and CaO grades toward the finer fractions shows a marked trend, which implies that severe segregation errors can occur, if due precautions are not taken in sampling and sampling preparation procedures. For example, losses of fine material in sampling and sample preparation can cause severe under estimate of sample grades.

●	Even though there are differences between the mean grades of the different size fractions, these differences never reach an order of magnitude; therefore, the heterogeneity test results can be considered valid. This is so since one of the main hypotheses behind P. Gy’s Fundamental Error formula is not violated.

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8.1.9	Reverse Circulation Sample Preparation – White Mountain 2006

Samples were prepared at GEOANALITICA laboratory in Coquimbo, Chile. The protocol was as follows.

1.	Dry and crush the sub-sample using a Rhino (or similar) crusher to obtain a D95 = 0.2 cm (-10#) product. In this case, in order to avoid unnecessary delays and choking of the jaw crusher with excess of fine material, the samples may be passed through a 2-millimeter (mm) screen before crushing, and only the coarse fraction is crushed.

2.	Split the sub-sample using a rotary divider equipped with a 60° bucket (or 6 buckets) in order to obtain 1/6 of the sub-sample (1.963 g).

3.	Pulverize the sub-samples to -150# using an LM-5 closed ring pulverize.

4.	Using at least 15 increments, fill 3 sample envelopes, weighing approximately 250 grams each, directly from the pulverize bowl. One is sent for assays and the other two are stored.

Fundamental error analysis is presented in Table 8-2. The total error amounts to only 1.24% and its main component is the field splitting operation. This error is very small; however, it should be noted that the analytical error is not included nor are other errors, such as those due to grouping and segregation, should be avoided. The error given above is the smallest possible achievable error, excluding the analytical error.

Table 8-2 Sample Preparation Fundamental Error Analysis of Las Carolinas RC Drill Hole Samples

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8.1.10	Diamond Drill Hole Sample Preparation – (Campaigns 2004, 2006, 2008, 2010-2011)

For the 2004 drill hole campaign, samples were prepared at ALS Chemex Laboratory in Coquimbo. Since 2006, all diamond drill hole samples are prepared by GEOANALITICA Laboratory in Coquimbo. The preferred core diameter is NQ (4.76 cm). Three-meter sample core is cut lengthwise in half using a diamond saw. One-half is used for sampling and assaying and the other half is stored.

The following sample preparation procedure was used.

1.	Samples weighing approximately 6.67 kg were dried and crushed in a jaw crusher to D95 = 2 mm (10#).

2.	Samples were split using a rotary divider equipped with a 60° bucket (or 6 buckets) to obtain 1/6 of the primary sample (1.11 kg).

3.	Sub-samples were pulverized to 150# using an LM-5 closed ring pulverize.

4.	Using at least 15 increments four sample envelopes were filled, weighing approximately 50 g each, directly from the pulverize bowl. One was sent for assays and the other three were stored. Remaining pulp was stored as pulp reject.

Fundamental error analysis for these campaigns is presented in Table 8-3. The total error amounts to 0.44%, which is negligible. This error corresponds to the smallest possible achievable error, excluding the analytical errors.

Table 8-3 Fundamental Error Analysis

8.1.11	Surface Geochemical Sample Preparation – White Mountain

Surface geochemical samples from Eli Prospect were prepared at the GEOANALITICA Laboratory in Coquimbo, Chile following similar procedures used for the White Mountain diamond drill holes.

The rest of the surface geochemical samples were prepared by the ALS Chemex Laboratory in Coquimbo according to the following procedures:

1.	Samples weighing approximately 1 kg to 3 kg were dried and crushed in a jaw crusher to D70 = 2 mm (10#).

2.	Split off 250 grams and pulverize split to better than 85% passing 75 microns.

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8.1.12	White Mountain Analytical Assay Method

All submitted samples are assayed by whole rock geochemistry with XRF Spectrometry analysis methods at ALS Chemex Laboratory (samples from Years 2005 to 2008 in Vancouver and samples from Year 2010 to 2011 drill hole campaign in Lima, Perú). Additionally, the samples are assayed by total iron (Fe) in the ALS Chemex Laboratory in Coquimbo. Assaying technique descriptions are as follows:

1.	Whole Rock Geochemistry – Code ME-XRF06

2.	Sample Decomposition 50% Li2B4O7 – 50% LiBO2 (WEI-GRA06)

3.	Analytical Method XRF Spectroscopy

A calcined or ignited 0.9g sample is added to 9.0 g of Lithium Borate Flux (50% to 50% Li2B4O7 to LiBO2), mixed well, and fused in an auto fluxer between 1,050°C to 1,100°C. A flat molten glass disc is prepared from the resulting melt. This disc is then analyzed by XRF Spectrometry. Table 8-4 shows the whole rock oxides geochemistry and range limit values.

Table 8-4 Major Oxides Assayed by XRF

Element	Symbol	Units	Lower Limit	Upper Limit
Aluminum Oxide	Al2O3%		0.01	100
Barium Oxide	BaO	%	0.01	100
Calcium Oxide	CaO	%	0.01	100
Chromium Oxide	Cr2O3%		0.01	100
Ferric Oxide	Fe2O3%		0.01	100
Potassium Oxide	K2O	%	0.01	100
Magnesium Oxide	MgO	%	0.01	100
Manganese Oxide	MnO	%	0.01	100
Sodium Oxide	Na2O	%	0.01	100
Phosphorus Oxide	P2O5%		0.01	100
Silicon Oxide	SiO2%		0.01	100
Strontium Oxide	SrO	%	0.01	100
Titanium Oxide	TiO2%		0.01	100
Loss On Ignition	LOI	%	0.01	100
	Total	%	0.01	101

Total Iron (Fe) – ALS Code Fe-AA62:

1.	Sample Digestion Multi-acid HF-HNO3-HClO4, lixiviation with HCl

2.	Analytical Method Atomic Absorption Spectrometry (AAS)

3.	Range Limits 0.01% to 100%

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8.1.13	Re-Assaying for White Mountain 2004 Diamond Drill Holes

In December 2005, the stored pulps screened at 150 mesh (150#) from the diamond drill holes drilled during 2004 (CB-01 to CB-012) were submitted to ALS Chemex Laboratory for XRF Spectrometry analyses. Assays performed in 2004 were compared to TiO2 values received in 2005. A total of 500 pairs above 0.30% TiO2 were considered which yielded the following results.

1.	Mean Relative Error = 6.15%

2.	% of Data with Absolute Relative Difference <10% = 90%

These results are considered satisfactory according to industry standards. Therefore, former TiO2 values for the CB-01 to CB-12-20004-drilling campaign were replaced by those obtained in December 2005.

8.2	Security

8.2.1	Reverse Circulation Drill Holes – White Mountain 2006

As part of quality control and quality assurance program for RC drill holes a screen analysis was performed on one 23.5 kg bag (suffix 1). Sample preparation was as follows:

1.	Samples were dried and weighed.

2.	Screening was carried out in the following fractions:

a.	10# (2 mm)

b.	50# (300 microns)

c.	100# (150 microns)

d.	150# (106 microns)

e.	200# (75 microns)

3.	The weight of each size fraction was recorded.

4.	The +10# (+2 mm) was ground in a Rhino Crusher.

5.	A 1 kg sample was split from each fraction using a rotary splitter and identified with its sample number plus the corresponding fraction (i.e., 100025-1 -10# +50#).

6.	Each sample was then pulverized to -150#. A total of 42 samples were generated.

7.	Two envelopes, weighing 200 grams each, were prepared. One was sent for chemical analyses and the other one will be stored by WMTC for possible future reference.

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Traditional paired data analyses were carried out for each of the 15 major rock components. Results are shown in Table 8-5 through Table 8-9.

Table 8-5 Duplicate Assays for SiO2, Al2O3, Fe2O3

Statistics	SiO2-1	SiO2-2	Al2O3-1	Al2O3-2	Fe2O3-1	Fe2O3-2
Number	42	42	42	42	42	42
Minimum	57.05	56.75	20.06	19.99	1.47	1.49
Maximum	60.5	60.29	21.42	21.34	1.79	1.80
Mean	59.3	59.39	20.93	20.93	1.58	1.59
Standard Deviation	0.90	0.94	0.36	0.36	0.08	0.08
Mean Difference %	-0.15		0.03		-0.68
T Test	-1.66		0.19		-1.57
Mean Relative Error	0.43		0.60		2.02
Correlation R	0.928		0.875		0.861
Regression Intercept	2.144		2.513		0.239
Regression Slope	0.965		0.880		0.855
% Data |Rel. Diff| < 10%	100		100		100

Table 8-6 Duplicate Assays for CaO, MgO, and Na2O

Statistics	CaO-1	CaO-2	MgO-1	MgO-2	Na2O-1	Na2O-2
Number	42	42	42	42	42	42
Minimum	3.12	3.10	0.34	0.34	3.98	3.95
Maximum	4.61	4.59	0.50	0.50	5.03	4.97
Mean	3.54	3.51	0.39	0.39	4.73	4.71
Standard Deviation	0.47	0.47	0.05	0.05	0.31	0.31
Mean Difference %	0.61		0.91		0.30
T Test	3.09		2.42		1.05
Mean Relative Error	1.01		1.89		1.30
Correlation R	0.995		0.98		0.959
Regression Intercept	-0.007		-0.02		0.194
Regression Slope	0.996		0.996		0.956
% Data |Rel. Diff| < 10%	100		100		100

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Table 8-7 Duplicate Assays for K2O, Cr2O3, and TiO2

Statistics	K2O-1	K2O-2	Cr2O3-1	Cr2O3-2	TiO2-1	TiO2-2
Number	42	42	42	42	42	42
Minimum	2.50	2.47	0.005	0.005	1.85	1.89
Maximum	3.14	3.13	0.020	0.020	2.43	2.41
Mean	2.87	2.87	0.010	0.008	2.03	2.03
Standard Deviation	0.18	0.18	0.004	0.004	0.17	0.16
Mean Difference %	0.06		18.6		-0.14
T Test	0.23		2.33		-0.47
Mean Relative Error	1.11		36.89		1.39
Correlation R	0.969		0.062		0.973
Regression Intercept	0.039		0.009		0.143
Regression Slope	0.986		-0.061		0.931
% Data |Rel. Diff| < 10%	100		54		100

Table 8-8 Duplicate Assays for MnO, P2O5, and SrO

Statistics	MnO-1	MnO-2	P2O5-1	P2O5-2	SrO-1	SrO-2
Number	42	42	42	42	42	42
Minimum	0.020	0.020	0.020	0.020	0.03	0.03
Maximum	0.030	0.030	0.030	0.030	0.04	0.04
Mean	0.021	0.021	0.026	0.026	0.032	0.032
Standard Deviation	0.004	0.004	0.005	0.005	0.004	0.004
Mean Difference %	0.00		0.00		0.74
T Test	Undefined		0.00		0.44
Mean Relative Error	0.00		8.73		6.97
Correlation R	1.000		0.793		0.662
Regression Intercept	0.000		0.005		0.012
Regression Slope	1.000		0.793		0.367
% Data |Rel. Dif| < 10%	100		93		90
Figure No. (Appendix III)	6.10		6.11		6.12

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Table 8-9 Duplicate Assays for BaO, LOI, and FeT

Statistics	BaO-1	BaO-2	LOI-1	LOI-2	FeT-1	FeT-2
Number	42	42	42	42	42	42
Minimum	0.10	0.10	3.55	3.51	0.96	0.91
Maximum	0.13	0.13	5.50	5.48	1.27	1.23
Mean	0.114	0.113	4.08	4.05	1.064	1.039
Standard Deviation	0.006	0.008	0.622	0.618	0.082	0.062
Mean Difference %	0.42		0.74		2.39
T Test	0.53		3.86		3.05
Mean Relative Error	3.57		1.08		3.94
Correlation R	0.658		0.997		0.748
Regression Intercept	0.023		0.010		0.431
Regression Slope	0.796		0.990		0.571
% Data |Rel. Dif| < 10%	100		100		91

The following comments are pertinent:

1.	The following major components had excellent duplicate assay results: TiO2, SiO2, Al2O3, Fe2O3, FeT, CaO, MgO, Na2O, K2O, BaO, and LOI. In fact, mean relative errors were below 4% and 100% of the data had absolute relative differences below 10%, except for FeT, which had 91%, which is considered good.

2.	All assays for remaining major components, i.e., Cr2O3, MnO, P2O5, and SrO were very close to the detection limit, and therefore, results are meaningless.

3.	If major components, such as P2O5 and Cr2O3 become an important issue in the beneficiation process, then an appropriately accurate analytical technique should be sought

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8.2.2	Generation of In-House Standard Reference Material for QAQC Purposes

In mid-2006, three, 100 kg rutile bearing samples (no ilmenite and no sphene) of homogenous alteration assemblages and TiO2 grades were selected from White Mountain RC drilling campaign samples and sent to GEOANALITICA Laboratory to generate 3 in-house standard reference material (high – 2.5%, medium – 2.0%, and low – 1.5%) TiO2 grades. The standards were prepared according to the following procedures:

1.	Samples were dried for 8 hours to 12 hours at 105°C in a temperature-controlled oven.

2.	Samples were then crushed in a jaw crusher in order to obtain a product of 100% under 10# Tyler (1.7 mm).

3.	Crushed material was pulverized in an LM-2 pulverizing to a size of 150# Tyler (106 microns).

4.	Samples were screened using a vibratory 150# screen. Coarse material was pulverized again until 100% of the material was -150#.

5.	Samples were homogenized for 24 hours using a tumbling homogenizer.

6.	Samples were divided into 250-gram envelopes via a rotary divider using 70 to 100 increments.

Seven different and independent laboratories were used to calculate the standards nominal grades and confidence limits (Table 8- 10) on a Round Robin process, according to the used industry procedures for this purpose and along with the International Standard ISO5725 (1994) lineaments.

Table 8-10 In-house Standards Nominal TiO2 Grades and Limits

Nominal Grades and Limits	High	Medium	Low
Standard Nominal Grades	2.57	1.97	1.52
Within Lab 95% Upper Limit	2.61	2.01	1.56
Within Lab 95% Lower Limit	2.53	1.93	1.48
Global 95% Upper Limit	2.73	2.17	1.64
Global 95% Lower Limit	2.41	1.77	1.40

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8.2.3	ALS Chemex Laboratory In-House Standard Performance Diamond Drill Hole Campaigns 2006 and 2008

During the 2006 (Las Carolinas) and 2008 (Eli Prospect) drill hole campaigns, 1 blind standard for every 20 samples (5%) were inserted in each analysis batch submitted to ALS Chemex Laboratory in Vancouver.

Figure 8-1 through 8-3 show assay results for standards high, medium, and low, respectively, plus the nominal standard grade and the two sets of confidence limits. The ALS Chemex Laboratory results fall consistently outside the “within laboratory” confidence limits, but well within the global limits, which is acceptable.

Figure 8-1 ALS Chemex Laboratory high standard performance

Figure 8-2 ALS Chemex Laboratory medium standard performance

Figure 8-3 ALS Chemex Laboratory low standard performance

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The ALS Chemex standard general bias relative to the nominal TiO2% values on the drill hole campaigns 2006 and 2008 is shown on Figure 8-4 a regression line with 0 intercept was fit to the data. The slope of the line (1.0301) indicates an approximately 3% positive bias, which is not excessive

Figure 8-4 ALS standard bias relative to nominal TiO2% values

8.2.4	ALS Chemex Laboratory In-House Standard Performance Diamond Drill Hole Campaign from 2010 to 2011

During the 2010 to 2011 drill hole campaign on Las Carolinas, 1 blind standard for every 20 samples (5%) were inserted in each analysis batch submitted to ALS Chemex Laboratory in Lima, Perú. Figure 8-5 through Figure 8-7 show assay results for standards high, medium, and low, respectively, plus the nominal standard grade and the two sets of confidence limits. The ALS Chemex Laboratory results show a very good performance, especially for standards medium and low. The majority of the assayed standards fall inside the “within laboratory” confidence limits; no standard falls outside the global confidence limits.

Figure 8-5 ALS Chemex Laboratory high standard performance

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Figure 8-6 ALS Chemex Laboratory medium standard performance

Figure 8-7 ALS Chemex Laboratory low standard performance

The ALS Chemex Laboratory standard general bias relative to the nominal TiO2% values on drill hole campaign 2010 to 2011 is shown on Figure 8-8. A regression line with 0 intercept was fit to the data. The slope of the line (0.9881) indicates an approximately -2% bias, which is not excessive.

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Figure 8-8 ALS Chemex Laboratory standard bias relative to nominal TiO2% values

8.2.5	ALS Chemex Laboratory Duplicate Performance

Since diamond drill hole campaign 2006 up to date, one blind duplicate (pulp) for every 20 samples (5%) were inserted in each analysis batch submitted to ALS Chemex Laboratory. As shown on Table 8-11 to 8-16, ALS Chemex Laboratory had a good performance on duplicates with a maximum difference on %TiO2 of 0.09%.

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8.3	Opinion of the Qualified Person

In the opinion of the Qualified Person, the sample preparation, security protocols and analytical procedures developed and used for the Project are adequate for the technical evaluation of the Cerro Blanco mineral deposit. The data gathered can be relied upon for metallurgical testing and mineral resource calculations.

Table 8-11 ALS Chemex Laboratory Duplicates – 2010 to 2011

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Table 8-12 ALS Chemex Laboratory Duplicates – 2010 to 2011

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Table 8-13 ALS Chemex Laboratory Duplicates – 2010 to 2011

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Table 8-14 ALS Chemex Laboratory Duplicates – 2010 to 2011

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Table 8-15 ALS Chemex Laboratory Duplicates – 2010 to 2011

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Table 8-16 ALS Chemex Laboratory Duplicates – 2010 to 2011

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9	Data Verification

9.1	Summary

Data verification included a site visit and a review of the new drill hole geological descriptions. The steps taken by RDA to verify the data in the technical report, included the following:

RDA has reviewed the raw data, mainly the drill assays and loggings, in an overview manner. The repeatability of the drilling information specifically that of Phelps Dodge with that of White Mountain confirms that the drill data reported is accurate.

The similarity in results is excellent and the author has no reason not to rely on such data in the preparation of this report.

RDA had unrestricted access to the ALS Chemex assay sheets and reports as well as information related to quality control to guard against any contamination issues and the storage of check samples.

10	Mineral Processing and Metallurgy

Mineralization at Cerro Blanco is of one mineral type. The test samples used for metallurgical analyses were gathered across the mineral deposit and are representative of the of the style of mineralization at the Project and the mineral deposit as a whole.

10.1	Historical Testing

In June 2002, Lakefield Research Canada (SGS Lakefield) performed metallurgical tests on 3 rutile mineral samples from the property. The main objectives of the tests were:

1.	Determine if it was possible to obtain high grade rutile concentrate from this mineral.

2.	Deliver a preliminary process scheme to be able to develop a commercial reactants flow sheet and scheme.

Lakefield examined several variables during this test program, including grinding size, desliming, pre-concentration and the use of different chemical reagents and flotation activators. SGS Lakefield proposed a process scheme that included crushing, grinding, conditioning and a three-stage flotation to obtain a high purity rutile concentrate, managing calcite and feldspars as impurities.

The SGS Lakefield final report concluded that it was possible to obtain a high purity TiO2 concentrate (96.5%) from property mineral with conventional metallurgical means. A series of recommendations were delivered to develop future test works and improvement opportunities were indicated.

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10.2	Laboratory Tests – Prior Pilot Plant Tests

In June 2004, White Mountain requested SGS Lakefield conduct additional laboratory scale tests on samples obtained from the property. The work commenced in July 2004 and was completed in January 2005. Two composite samples were used, one of 200 kg sample obtained from the backwall of Phelps Dodge SF3 drill hole (representing a high-grade composite), and the other 600 kg sample obtained on the same sector representing run of mine mineral. The results are compiled in a report called An Investigation into The Recovery of Rutile from Cerro Blanco Project (Chile) Ore, LR10645-001 Reports 1/2, SGS Lakefield Research, Canada, 2005.

The tests mentioned above cover exploratory topics, such as an evaluation of just using the flotation circuit, gangue pre flotation, gravitational pre concentration, required grinding grades and mineral grinding characteristics. Furthermore, the work included a first approach on feldspar recovery as a co- product. The results indicated that the best alternative was to use gravity pre concentration, since better recovery and final grade results and lesser operative costs than only flotation operation were obtained. Besides it was determined that high contents of titanite (sphene), perovskite and leucoxene negatively affected the final grade of rutile concentrate and that it was possible to obtain a high-grade feldspar concentrate via flotation.

In September 2005, White Mountain requested SGS Lakefield Canada to investigate the possibility of recovering feldspar as co-product from the process. Approximately 150 kg of drill hole rejects were sent as feed material. It was determined that the flotation of tailings was the most suitable material from which to obtain good quality feldspar concentrate and, depending on the tailing composition, it was necessary to add a gangue pre flotation stage to obtain a good quality concentrate. The tests were run between October 2005 and January 2006. The results are summarized in the report called An Investigation into The Recovery of Feldspar from Cerro Blanco Rutile Flotation Tailings, Project 10840-002 Report 3, SGS Lakefield Research, Canada, 31/01/2006.

In January 2006, White Mountain requested SGS Lakefield to investigate the flotation and recovery behavior for 15 different composites and develop a reagent scheme that reduces the calcium and silica content in the final concentrate. Each composite consisted of 100 kg material derived from Reverse Circulation drill holes. The study defined four mineral types. The “type 1” mineral was the best material to obtain a high-grade rutile final concentrate. The “type 2” mineral requires a gangue pre-flotation stage to obtain good results. The “type 4” mineral (low or no rutile content, most ilmenite and titanium magnetite) was only useful for titanium magnetite only products and is now considered waste. The “type 3” mineral (high sphene and altered rutile) should be considered as non-treatable. With these results, it was possible to define the characteristics of the mineralization required to establish a Mineral Resource under the CIM definitions. These tests were performed between March 2006 to August 2006. The report is called An Investigation into Metallurgical Characterization of 15 Individual Composites from the Cerro Blanco Orebody, Project 11240-001 Report 4, SGS Lakefield Research, Canada, 6/09/2006.

In the second semester of 2007, White Mountain requested SGS Lakefield to develop grinding characteristic data for both SAG mills, ball and rod mills. A sample obtained from the diamond drill holes cores, was supplied in three 200 liters drums, and sent for the tests. For SAG grindability information, the McPherson test was performed using a 18” mill. The rod and ball mill grinding information was conducted using a standard Bond test. The resultant work indexes were 14.9, 14.4 and 14.0 kWh/ton respectively. The study indicates that for SAG grinding, pebble extraction and crushing with a relatively fine alimentation will be required. The document recommended further work on SAG mills, and looking at rock competency data, the use of HPGR mill could be considered as another alternative. The report is called An Investigation into The Grindability Characteristics of a Cerro Blanco Sample, Project 11754-001 Report 1, SGS Lakefield Research, Canada, 13/12/2007.

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In May 2007, White Mountain requested SGS Lakefield Canada to run optimization tests on “type 1” mineral. The purpose was to investigate potential increases in the rutile recovery using a gravity concentrate and formulate a method to reduce the impurities of the final rutile concentrate. Three 150 kg samples of low grade, one 200 kg sample similar to “type 2” mineral, one 100 kg sample representative of “type 1” mineral and one 80 kg sample as feldspar mineral were sent. The laboratory tests were performed between July 2007 and March 2008. It was concluded that gravity concentration works well for all mineral types. A new flow sheet was achieved that reduced the impurities titanite (sphene) and leucoxene quantities in the final concentrate. For the “type 2” mineral a 94.5% TiO2, 2.5% SiO2 and 0.35% CaO was achieved. It was concluded that feldspar extraction needs more work. Table 10.1 summarizes the results obtained for “type 1” mineral on a closed-circuit test. The report is called An Investigation into The Recovery of Titanium and Feldspar from Cerro Blanco Ore Samples, Project 11754-001 Report 5, SGS Lakefield Research, Canada, 28/04/2008.

Table 10-1 Optimization Tests Results on “Type 1” Mineral

		Content (%)				Distribution (%)
Product	Weight %	TiO2	SiO2	Fe2O3	CaO	TiO2	SiO2	Fe2O3	CaO
Flotation Final Concentrate	1.98	96.69	1.04	0.85	0.19	80.1	0.03	1.0	0.1
Combined Tailings	98.02	0.49	61.64	1.74	2.83	19.9	99.07	99.0	99.9
Head Grade (Calculated)	100.0	2.39	60.44	1.72	2.78	100.0	100.0	100.0	100.0

In 2008, White Mountain requested AMEC-CADE consortium to supervise additional metallurgical test work performed in Chile for the development of an alternative reagent formulation and flotation process and an analysis of different gravitational pre concentration methods. AMEC-Cade also requested CIMM T&S Chile to run laboratory tests to generate gravitational pre-concentrates to be used for future flotation tests. A 450 kg of “type 1” mineral sample was used for this work. Pre-concentrate material was generated via shaking tables and 180 kg of pre-concentrates were obtained and separated into 1 kg bags to be used for flotation tests. The gravitational pre-concentration circuit achieved a TiO2 recovery of 92% with a content of 6.9% TiO2 and a weight recovery of 47.8%. The tests were performed between December 2008 and February 2009. Additional information can be found in: Proyecto Cerro Blanco - Supervisión Pruebas Metalúrgicas Etapa 1 – Informe Final, 2561-INF-000-DC-001, AMEC-Cade, Chile, 17/04/2009 and Estudio Metalúrgico de Reactivos de Flotación - Proyecto Cerro Blanco- Informe Final Generación Preconcentrado Gravitacional, Servicio CIMM T&S 31-1266, Febrero de 2009.

At the end of 2008, AMEC-CADE contracted CYTEC to run exploratory flotation tests using the pre-concentrate generated by CIMM T&S. CYTEC and conducted more than 80 flotation tests, both open cycle and locked cycle, using both fresh and saltwater. With fresh water, a final flotation concentrate grade of 93.6% TiO2 was achieved with a TiO2 recovery of 94.78%. Proyecto Cerro Blanco - Supervisión Pruebas Metalúrgicas Etapa 1 – Informe Final, 2561-INF-000-DC-001 Anexo 8, AMEC-Cade, Chile, 17/04/2009.

Finally, AMEC-Cade requested that Jacol Chile, the Knelson Concentrator representatives, run tests using a Knelson ® centrifugal concentrator for the gravitational pre-concentration stage. The results were not conclusive, so new optimization tests were proposed.

In February 2009, White Mountain requested SGS Lakefield, Canada to run confirmation tests, to evaluate the use of sea water in the flotation circuit and generate rutile concentrates specifications which could be used for marketing purposes. A 200 kg composite of mineral “type 1” was taken from the pilot test stockpile. The laboratory tests were performed between March 2009 and April 2009. See report Confirmation Test work on Cerro Blanco Pilot Plant Sample, Project 12122-001 Report 6, SGS Lakefield Research, Canada, 04/05/2012.

This study showed an improvement of the results when compared to those obtained from earlier research tests. It also determined that it is possible to obtain a similar quality of the final TiO2 concentrates using sea water although with a lower recovery and a 5 kg of premium quality rutile concentrate was obtained.

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Table 10-2 shows the results of the last two closed cycle “F4” tests using 35 kg of alimentation and fresh water.

Table 10-2 Confirmation Tests Results “Type 1” Mineral

Test	Product	% Weight	Content (%)				Distribution (%)
			TiO2	SiO2	Fe2O3	CaO	TiO2	SiO2	Fe2O3	CaO
F3	Non-Magnetic Final Concentrate	3.37	97.2	0.74	0.72	0.06	87.9	0.04	2.0	0.8
	Combined Tailings	96.63	0.47	65.4	1.23	0.28	12.1	99.96	98.0	99.2
	Head Grade (Calculated)	100.00	3.17	64.7	1.17	0.29	100.0	100.0	100.0	100.0
F4	Non-Magnetic Final Concentrate	3.22	97.4	0.79	0.8	0.27	84.7	0.04	1.8	2.9
	Combined Tailings	96.78	0.61	62.84	1.45	0.3	15.7	99.9	98.2	97.1
	Head Grade (Calculated)	100.00	3.72	60.8	1.43	0.3	100.0	100.0	100.0	100.0

In April 2009, White Mountain requested SGS Lakefield, Canada continue the study of sodium feldspar recovery from the flotation tailings minimizing the possible iron content The tests were performed between June and October, 2009, using about 30 kg of tailings from tests described above. A QUEMSCAN, optic and X Ray Diffraction (XRD) mineralogical studies were performed to determine the iron bearing species. Approximately 20 tests were performed to test different collectors, pH levels and pH modifiers, number of cleaning stages and other parameters. The tests obtain a concentrate with 9% Na2O and iron contents between 0.37% and 0.4% Fe2O3, with a Na2O recovery near 70% using a process that involves desliming, gangue pre-flotation and feldspar flotation. The report produced is called An Investigation into The Recovery of Feldspar from Titanium Flotation Tailings, Project 12185-001 Final Report, SGS Lakefield Research, Canada, 04/01/2010.

10.3	Pilot Plant Testwork

In 2009, pilot plant tests were run at SGS Lakefield, Canada, to confirm the results obtained at a laboratory scale, to generate more information for engineering studies and to generate a sample concentrate for marketing purposes. These tests were performed in two stages. A 250 tonne sample of “Type 1” mineralization was used for this work. Figure 10-1 shows the area in the Las Carolinas deposit where the sample was taken.

Figure 10-1 Extraction point of samples for pilot plant

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The sample was extracted by blasting the area shown. The extracted material was collected into 24 piles. The amount of mineral and gangue material were recorded from visual estimates and then loaded into maxibags. The visual estimates indicated that rutile was contributing to about 95% of the total titanium content, with a minimum of 85%, while a large part of the sample had only rutile content as Ti species. In general, the other Ti contributor was leucoxene, and only traces of sphene appear in some of the samples. The gangue material was mainly feldspar/albite (between 80 and 90%) with lower contents of quartz and sericite, traces of phengite, limonite, and pyrite. Figure 10.2 shows the operation of maxibags loading and mineral piles, whereas Figure 10.3 shows a typical image used for the visual description.

Figure 10-2 Sampling and Loading of Maxibags

Figure 10-3 Typical microscope image used for samples description

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10.3.1	Stage 1 Testwork

The Stage 1 pilot test was performed in October 2009. The results are in a report called A Pilot Plant Investigation into The Recovery of Rutile Ore Sample from Cerro Blanco, Project 12219-001 – Report 1, SGS Canada Inc., 28/6/2010.

For the development of these tests, 140 tonnes of material were used. Eight tests were executed in one shift plus a 60-hour continuous test was also carried out. The circuit for these tests included, a rod mill, a ball mill in closed circuit, gravitational pre-concentration (shaking tables), regrind rod mill, flotation (using fresh water) and high intensity magnetic concentration, according to data developed in previous laboratory tests. This test was conducted at a flow rate of 1.2 tph. Figure 10-4 shows the gravitational concentration flow sheet while Figure 10-5 shows the flotation flow sheet. In the case of magnetic concentration, this was done in two batch stages, rougher and scavenger, while the magnetic concentrate was classified into two meshes, 200# and 270#, respectively.

Figure 10-4 Gravity concentration flow sheet

Figure 10-5 Flotation Flow Sheet Stage 1 pilot plant

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For results, analyses were made using both sampling campaigns and individual samples. Sampling campaigns were one hour long, when the plant is stabilized or toward the end of each test. Chemical and grain size analyzes were made at various points in the plant. Chemical analysis was done by XRF. Mineralogical analyses for concentrates were also made, using QEMSCAN. Results in Table 10-3.

Table 10-3 Stage 1 Pilot Plant Results Summary

Product	% weight	Content (%)				Distribution (%)
		TiO2	SiO2	Fe2O3	CaO	TiO2	SiO2	Fe2O3	CaO
Non-Magnetic Concentrate	2.58	96.7	1.19	0.74	0.1	84.5	0.0	1.2	0.3
Standard Concentrate (+200#)	1.67	96.4	1.43	0.66	0.06	54.6	0.0	0.7	0.1
Fine Concentrate (-200/+270#)	0.42	97.2	0.88	0.77	0.12	14.0	0.0	0.2	0.1
Ultra Fine Concentrate (-270#)	0.48	97.5	0.62	0.97	0.20	15.9	0.0	0.3	0.1
Magnetic Concentrate	0.11	60.3	1.39	36.4	0.36	2.3	0.0	2.7	0.0
Flotation Tailings	53.5	0.22	65.5	1.26	0.79	4.0	57.1	44.3	51.6
Gravity Concentration Tailings	37.0	0.55	60.5	1.71	0.89	6.9	36.5	41.6	40.2
Slimes	6.8	1.01	56.8	2.27	0.94	2.3	6.3	10.1	7.8
Head (Calculated)	100.0	2.95	61.3	1.52	0.82	100	100	100	100

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10.3.2	Stage 2 Testwork

The Stage 2 pilot test was evaluated in November 2009. The specific objective of this test was to evaluate the use of the Knelson Concentrator®, spiral gravitational and the use of seawater flotation. A Pilot Plant Investigation into The Recovery of Rutile Ore Sample from Cerro Blanco, Project 12219-002 – Report 2, SGS Canada Inc., 7/10/2010.

A part of the surplus of unused mineral in Stage 1 (about 55 tonnes) was used for this work. The development of this test considered grinding (identical to Stage 1) gravitational pre-concentration (Knelson, spirals) regrinding, floating (circuit identical to Stage 1, using salt water) and high intensity magnetic concentration. Figure 10-6 shows the gravitational concentration spirals flow sheet, including grinding and regrinding (the floating does not change with respect to Step 1). Other parameters were kept equal.

Figure 10-6 Stage 2 pilot plant recommended gravity concentration flowsheet

Stage 2 of the pilot plant test work concluded that the spiral gravitational pre-concentration circuit behavior was similar to Stage 1 with shaking tables, with a slight decrease in the recovery of TiO2 but higher TiO2 content in the pre-concentrate. For saltwater use, the results indicated a significant reduction in the recovery of TiO2. Table 10-4 shows a summary of the results. A significant amount of test parameters for the pilot plant design of the plant was obtained

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Table 10-4 Stage 2 Pilot Plant Test Results

Product	% weight	Content (%)				Distribution (%)
		TiO2	SiO2	Fe2O3	CaO	TiO2	SiO2	Fe2O3	CaO
Flotation Final Concentrate	2.4	95.5	0.7	1.81	0.18	78.2	0.03	3.1	0.55
Flotation Tailings	42.9	0.66	65.1	1.39	0.86	9.3	47.4	40.6	44.9
Gravity Concentration Tailings	49.3	0.6	61.2	1.61	0.91	9.1	47.1	47.7	48.0
Slimes	5.9	1.84	56.8	2.36	1.00	3.4	5.4	8.7	6.6
Head (Calculated)	100.0	3.02	61.1	1.57	0.88	100.0	100.0	100.0	100.0

10.4	Post Pilot Plant Testwork

Complementing the pilot plant test work, liquid-solid separation and determination of rheology test work were carried out, using samples from the pilot plant, tailings, and concentrates. Rheological characteristics were separately determined for both the gravitational and flotation tailings, identifying flocculants type and dosage requirements and thickening rates. Additionally, filtration rates were determined for each of the final concentrate fractions. SGS recommended verifying these values with equipment suppliers. The report with the results is called An Investigation into Liquid-Solid Separation and Rheology of Samples Produced Response From The Pilot Of Recovery Plant From The Cerro Blanco Rutile Ore, 12219-001 Project Final Report, SGS Lakefield Research, Canada, 04/01/2011.

In November 2010, White Mountain requested SGS Lakefield to develop laboratory tests to optimize the feldspar recovery scheme from flotation tailings to achieve a marketable concentrate. For these tests, stored flotation tailings were used, generated during the development of the pilot plant test work. It included a regrind stage and final magnetic concentration stage. It was confirmed that muscovite was the major contributor of iron, thus pre-flotation of it was optimized. A concentrate of 10% Na2O was possible to obtain in the test work, but with lower recovery. It was determined that it would be possible to obtain a marketable concentrate. The study was conducted between February and July 2011. The report with the results is called An Investigation into The Recovery of Feldspar Flotation Tailings from Titanium, Project 12219-003 Final Report, SGS Lakefield Research, Canada, 22/09/2011.

In October 2011, White Mountain contacted Delkor Chile to perform confirmation tests for gravitational tailings, flotation and mixed tailings thickening, as well as evaluating the possibility of filtering them, according to the recommendation of SGS. Two samples were sent, one of gravity pre-concentration tailings and other of flotation tailings from the pilot plant test work. Thickening and filtration tests were performed both as separate tailings and as a mix. Thickening and filtration rates, flocculant consumption, and thickened tailings rheology were determined. These tests were conducted during December 2011. The report with the results is called Sedimentation tests and Vacuum Filtration for Tailings Rutile White Mountain Titanium Corporation TR-TH/HBF 512 Test Report Rev. 1, 11/01/2012.

In November 2011, White Mountain contacted Sandvik Chile for the determination and evaluation of crushing parameters for the subsequent design of the area. Two shipments of rutile material were made, one of surface mineral and another two samples coming from pilot blasting nº1 and nº2 respectively, to Sandvik Sweden laboratories. Each sample was composed of 40 rocks. Crusher Work Index of 16 kWh/t and rock abrasion index of 0.0812 were determined. Raw Material Test - Summary Report, Report 8367, Sandvik Svedala Test and Research Center, 03/01/2012, Raw Material Test – Summary Report, Report 8480, Sandvik Svedala Test and Research Center, 31/05/2012 and Raw Material Test – Summary Report, Report 8481, Sandvik Svedala Test and Research Center, 31/05/2012.

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In February 2012, White Mountain asked CIMM T & S, Chile (Today SGS-CIMM T & S), to conduct a test program in order to generate samples for further development in specific laboratories, and also to determining additional process data, from 3 samples: two from sampling campaigns conducted in two areas of the Carolinas deposit from pilot blasting material, and a sample obtained from the remaining unused pilot plant samples from 2009. A total of 6 maxibags of run of mine mineralization, 2 of each type of mineralization, with a total of 6 tonnes of material. The tests were conducted between February and August 2012.

Tests were carried out at a laboratory scale with activities involving crushing, grinding, size classification and gravitational concentration by the use of a shaking table. A chemical characterization of the samples was conducted and a mineralogical characterization via QEMSCAN to each of the shipped mineralization types (Sample Mineralogical Characterization Head, Project 260093-Q458, SGS Chile, 23/07/2012). The following samples were generated:

1.	Crushed sample for material handling analysis in hoppers and silos for Jenike & Johanson, Chile.

2.	500 kg of grinded, classified and homogenized sample, for gravitational pre-concentration optimization testing in Mineral Technologies, Australia.

3.	Four (4) gravity pre-concentrate samples, with an approximate total of 500 kg, bagged 1 kg in bags, for flotation stage optimization testing.

In April 2012, White Mountain asked Jenike & Johanson Chile, to conduct ore handling test work, to size the silos, hoppers and stockpiles. Four samples of 60 kg each were sent, corresponding to samples of primary and tertiary crushing mineral from pilot blasting nº1 and nº2. The tests were conducted between May and June 2012. (Determination of Flow Properties and General Recommendations for Handling and Storage of Mineral Crushing – Cerro Project white, JJC Report No. 68354-2, Jenike & Johanson Chile, 01/06/2012.)

In early 2012, White Mountain asked Mineral Technologies, Australia, to investigate the development of gravity concentration, using spirals to corroborate and optimize the results of the pilot plant, on a spiral of industrial scale. A total of 500 kg ground and classified sample was sent as a composite of mineral from pilot blasting nº1, nº2 and pilot plant sample. The tests were carried out between July and August 2012. The results confirmed the results obtained during the pilot plant test work, demonstrating that the composite of 3 different minerals had similar behavior as that obtained during the pilot plant test work, with spirals of industrial scale. Gravity Testwork on High Capacity Spiral Separators, MS.12/82501/1, Mineral Technologies, 12/09/2012.

In mid-2012, White Mountain requested CYTEC Chile to consider the development of laboratory flotation tests, aimed at optimizing the current chemical reagent formulation, and develop an alternative formulation, based on tests developed in 2009.

10.5	Adequacy of Data

The data derived from the various tests in this section are adequate for use in this TRS. The analyses used in this section are typical conventional practices in the mineral separation and processing industry. As described in the previous parts of this chapter the test samples are representative of the mineral deposit as a whole. In the opinion of the QP the data is adequate for the intended uses in the technical report summary.

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11	Mineral Resource Estimate

The current Mineral Resource Estimate includes three prospects called Las Carolinas, La Cantera, and Eli respectively. The current resource estimate of the three prospects was carried out within the area defined by UTM coordinates N6,826,000; N6,832,000; E295,000 and E300,000 and altitudes between 400 meters to 1,200 msl.

For the resource estimation of all the prospects, two different block model projects were created in GEMCOM software; one for the Las Carolinas and La Cantera main area and a second for the Eli area, which is located approximately 3 km southwest of the main area (Figure 11-1). Block size of 10 meters × 10 meters × 10 meters were used for the estimate. Block grades were estimated by Ordinary Kriging, Inverse Distance Squared (ID2) and Nearest Neighbor (NN) methods using 3-meter down hole drill composites.

Figure 11-1 Resource area and prospects hosting Mineral Resource estimates

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Eighty-seven White Mountain diamond drill holes were used for the resource estimate. Whole rock analyses were available for all 87 holes. A total of 43 Ojos del Salado drill holes (7 diamond drill holes and 36 percussion holes) were included. Eight Ojos del Salado percussion drill holes were twinned by White Mountain in 2006 with RC drill holes. RC results were prioritized against the percussion drill hole in the database.

9 detailed surface geological mapping, performed since 2009, was used as additional information for the 3-D geological resource model building (Figures 11-2, 11-3 and 11-4).

Figure 11-2 Las Carolinas surface geological map

E299,100
E299,300
E299,500
E299,700
E299,900
N6,831,900
N6,831,700
N6,831,500
N6,831,300
N6,831,100
N6,830,900
0 m
50 m
100 m
200 m
300 m
SYMBOLOGY
: 10 m Level Curves
: Built Roads
LEGEND
Litho - Alteration (all intrusives)
: Fresh - Weathered Gabbro (norite)
: Leuco Tonalite w / Aplitic Texture (Aplite)
: Albitic Alteration
: Phengitic (albite) Alteration
: Phlogopite (albite) Alteration
: Muscovite - Sericite Alteration
Note: Background lithology is Fresh Gabbro (norite) ie Diorites
WHITE MOUNTAIN TITANIUM CORPORATION
CERRO BLANCO PROJECT
LA CANTERA PROSPECT
Surface geology, litho-alteration map
Geology: Ch. Feddersen
Date: October 10, 2012
Drawn by: Ch. Feddersen
Scale 1:3,000

Figure 11-3 La Cantera Surface Geology Map

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E294,800
E295,000
E295,200
E295,400
E295,600
E295,800
E296,000
E296,200
E296,400
N6,827,400
N6,827,200
N6,827,000
N6,826,800
N6,826,600
N6,826,400
N6,826,200
SYMBOLOGY
: 10 m Level Curves
: Built Roads
: Contacts
: Altered Diklet
LEGEND
Litho - Alteration
: Fresh - Weathered Gabbro (norite)
: Aplite Dike
: Albitic Alteration
: Phengitic (albite) Alteration
: Phlogopite (albite) Alteration
: Muscovite - Sericite Alteration
: Coverture
0 m
50 m
100 m
200 m
300 m
WHITE MOUNTAIN TITANIUM CORPORATION
CERRO BLANCO PROJECT
ELI PROSPECT
Surface geology, litho-alteration map
Date: November 30, 2009
Scale 1:3,000

Figure 11-4 Eli Surface Geology Map

11.1	Drill Hole Data

Diamond and percussion drill hole data, used for the current geological resource estimate, is shown in Table 11-1.

Table 11-1 Drill Data used for the Mineral Resource Estimate

Company	Drill Hole Type	Number of Holes	Meters Drilled
Ojos del Salado	Diamond	7	1,267
	Percussion	36	6,780
White Mountain	Reverse Circulation	7	1,429
	Diamond - 2004	12	2,448
	Diamond - 2006	13	2,560
	Diamond - 2008	28	4,242
	Diamond – 2010 to 2011	54	7,047
Total		157	25,773

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11.2	Three-Dimensional Modeling

Material reported as Mineral Resources is composed mainly of altered rock with rutile mineralization and subordinated leucoxene and/or sphene. Table 11-2 summarizes the drill hole samples classification criteria used for the Las Carolinas block model.

Table 11-2 Classification for Drill Hole Samples at Las Carolinas

CODE	COMPOSIT CLASSIFICATION	CLASSIFICATION	TiO2-BEARING MINERAL PROPORTIONS					TiO2%	CaO%	Fe%	Fe2O3%	C O M M E N T S
			Rutile	Leucoxene	Rutile + Leucoxene	Sphene	Ilmenite
(1 to 10 proportion)
OR	ORE	Rutile Ore	≥ 6	< 4	≥ 8	≤ 2	≤ 2	> 0.75	≤ 7.00	≤ 4.00	≤ 6.00	Altered gabbro with abundant rutile crystals in relation to leucoxene
		Leucoxene Ore	≤ 6	≥ 3	≥ 8	≤ 2	≤ 2	> 0.75	≤ 7.00	≤ 4.00	≤ 6.00	Altered gabbro with a mixture of rutile crystals and leucoxene
		Ore With Sphene			≥ 5	≥ 3	≤ 2	> 0.75	≤ 7.00	≤ 4.00	≤ 6.00	Altered gabbro with rutile-leucoxene and sphene (less than 50%)
SP	SPHENE	High Sphene			≤ 5	≥ 5	≤ 2	-	≤ 7.00	≤ 4.00	≤ 6.00	Altered gabbro with more than 50% sphene
LG	LOW GRADE	Low Grade Ore			≥ 6	≤ 4	≤ 2	≤ 0.75	≤ 7.00	≤ 4.00	≤ 6.00	Altered gabbro with a mixture of rutile crystals and leucoxene (low grade)
WST	WASTE	Gabbro			-		≥ 3	-	> 7.00	> 4.00	> 6.00	Mainly fresh gabbro with ilmenite-titano magnetite
		Other					-	< 0.2	-	-	-	Other lithologies with no Ti mineralization or altered rock & aplite with TiO2% < 0.2%
NOTE: HM code is added to the ORE code on COMPOSIT CLASSIFICATION when hematite - specularite quantity is > 2

The geological model was built in 50 meter spaced northeast sections, with 25-meter influence on either side and 10-meter plans with 5-meter influence on either side with 3-D polygons using GEMCOM software. As an example, sections used on Las Carolinas Prospect are presented on Figure 11-5.

Figure 11-5 Las Carolinas geology sections

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Figure 11-6 Three dimensional view of the Las Carolinas models

Figure 11-7 La Cantera Geological Model

Figure 11-8 Eli Deposit Geological Model

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11.3	Statistical Analysis

A total of 3,826 analyzed samples were used for the current resource estimate. The statistical analysis shows that 98.4% of the population has 3-meter support. For this reason, the original 3-meter sample support was used for the resource estimate composite length. Table 11-3 shows the statistical analysis for all samples separated by modeled area

Table 11-3 General Statistics and Composite Distribution

Area	Samples (Quantity)	TiO2% Minimum	TiO2% Maximum	TiO2% Average	SD	Variable
SW	654	0.15	6.75	1.94	0.92	0.855
SW LG	9	0.50	0.80	0.60	0.09	0.008
CNE	1,892	0.09	5.61	1.95	0.73	0.530
CNE LG	184	0.26	2.28	0.51	0.23	0.052
DNE	541	0.05	3.27	1.35	0.68	0.459
DNE1	23	0.93	2.40	1.82	0.38	0.143
Cantera	102	0.05	3.25	1.35	0.74	0.543
Eli	421	0.09	3.38	1.29	0.45	0.202

Statistics for raw TiO2% assay data, within the Las Carolinas Prospect broken down by major domains zones are illustrated as comparative box plots in (Figure 11.9).

Figure 11-9 Las Carolinas Box Plots

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S-K 1300 - Technical Report Summary – Cerro Blanco	Page 69

11.4	Specific Gravity

The company developed a program to determine the material specific gravity (SG) by weighting in air and then measuring the volume displacement in water of core samples about 20 cm long. This procedure is widely used in the industry for this purpose. Figure 11-10 shows measured core samples for SG determination.

Figure 11-10 Core samples used for specific gravity determinations.

From the total of 390 core samples measured, 105 samples are from the White Mountain 2006 drill hole campaign and 285 are from White Mountain 2010 to 2011 campaign. The average of all samples is 2.67 g/c3.

For the current resource estimate, SG values were assigned to each estimation domain according to the average of SG samples belonging to that domain. For the La Cantera and Eli Prospects, a constant SG value of 2.60 g/cc was used (Table 11-4).

Table 11-4 Specific gravity values used for the mineral deposit

Area	SW	C+NE	DNE	Waste	Cantera/Eli
SG g/c3	2.584	2.635	2.617	2.752	2.60

Key Mining Corp.
S-K 1300 - Technical Report Summary – Cerro Blanco	Page 70

11.5	Variography

Variography analysis was performed on each of the three major estimation domains. While the variograms obtained in general match the geological observations, particularly on the general northwest trend of the albitized bodies, there is no defined preferential continuity orientation. For all domains, an omni-directional variogram was determined to be the best representation of spatial continuity.

The down hole variograms display strong continuity in the vertical direction, supporting a likely vertical control of the albitized (mineralized) bodies. Variography plots of all domains are presented in Figure 11-11 to 11-13.

Figure 11-11 Adjusted Variography for anisotropy directions, CNE, CANTERA estimation domain

Figure 11-12 Adjusted Variography for anisotropy directions, SW, DNE estimate domain

Figure 11-13 Adjusted Variography for anisotropy directions, Eli estimation domain

Key Mining Corp.
S-K 1300 - Technical Report Summary – Cerro Blanco	Page 71

11.6	Kriging Plan

Table 11.5 presents the parameters used for kriging detailing the ranges and anisotropies obtained on the variography study of each estimation domain.

Table 11-5 Kriging Plan for Cerro Blanco Mineral Resource Estimation

Minimum Samples – 2 Maximum Samples – 50 Max Samples per Drill Hole – 25
Domain	Item	Direction	Type[1]	Nugget Effect	Sill 1	Range 1	Sill 2	Range 2
Cantera	TiO2	Omni	sph	0.12	0.88	36
CNE	TiO2	Omni	sph	0.26	0.31	28	0.43	212
DNE	TiO2	Omni	sph	0.31	0.57	30	0.12	164
SW	TiO2	Omni	sph	0.20	0.80	31
Eli	TiO2	Omni	sph	0.1	0.57	11	0.33	220
[1]sph = spherical

The kriging plan used two estimation passes, at 100% and 150% of the variograms range, with the purpose to estimate the non-estimated blocks on the first pass. With this kriging plan, 100% of the contained blocks on all estimation domains are estimated.

11.7	Block Model Validation

Uncertainties exist in the spatial distribution on mineralization. The samples themselves have uncertainty related to sampling collection errors and the homogeneity of the deposit. The wider spaced drilling has more uncertainty that closely spaced drilling. One way to reduce uncertainty is through the use of acceptable estimation techniques such as kriging. Kriging helps reduce uncertainty by accounting for the variance between drillhole samples. The final conclusion that uncertainty has been accounted for comes down to visually inspecting the resource estimate compared to the drilling sampling and mineralization grades. Estimated resources were validated graphically and analytically. The graphical validation was performed on screen by grade comparison between estimated blocks versus drill holes samples grades. Clearly shows the good correlation between drill holes data and estimated blocks (Figure 11-14).

Figure 11-14 Section showing correlation between drill holes versus estimated blocks grades

Key Mining Corp.
S-K 1300 - Technical Report Summary – Cerro Blanco	Page 72

An analytical validation was performed via drift analysis, comparing estimated blocks via ordinary kriging plan versus estimated blocks via NN method and ID2.

Figure 1-15 to Figure 11-17 shows the drift analysis (for C+NE estimation domain through east-west direction, north-south direction and along depth, respectively). The blue line shows the KP estimated blocks while the green line shows the NN estimated blocks.

Figure 11-15 West East horizontal swath plot Las Carolinas C+NE

Figure 11-16 South North horizontal swath plot Las Carolinas C+NE

Figure 11-17 Vertical swath plot Las Carolinas C+NE

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S-K 1300 - Technical Report Summary – Cerro Blanco	Page 73

As observed on Figure 11-18 to Figure 11-20 both lines present a similar behavior. The drift analysis along depth shows major variability on composites of about 750 msl (more than 400 meters from the surface). This effect could be explained due to the diminishing of samples at that depth.

Figure 11-18 West East horizontal swath plot Eli

Figure 11-19 South North horizontal swath plot Eli

Key Mining Corp.
S-K 1300 - Technical Report Summary – Cerro Blanco	Page 74

Figure 11-20 Vertical swath plot Eli

Another validation process performed was a comparison between estimated blocks versus composites. The scatter plot for all estimation domains shows the good correlation between TiO2% blocks versus TiO2% composites (Figure 11-21 and Figure 11-22).

Figure 11-21 Scatter plot TiO2% blocks versus TiO2% composite Las Carolinas – Cantera

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S-K 1300 - Technical Report Summary – Cerro Blanco	Page 75

Figure 11-22 Scatter plot TiO2% blocks versus TiO2% composite Eli

11.8	Mineral Resource Estimates

Mineralization has been classified as follows:

1.	Measured Resources (Category = 1): Blocks estimated using samples from at least 2 different drill holes and the nearest sample is within 35 meters of the search radius.

2.	Indicated Resources (Category = 2): Blocks estimated using samples from at least 2 different drill holes and the nearest sample is within 35 to 65 meters of the search radius.

3.	Indicated Resources (Category = 2): Blocks estimated using samples from a single drill hole and the nearest sample is within 35 meters of the search radius.

4.	Inferred Resources (Category = 3): Blocks estimated using samples from a single drill hole and the search radius is greater than 35 meters.

5.	Inferred Resources (Category = 3): Blocks estimated with a search radius greater than 65 meters

The Cerro Blanco Project mineral resource presented in this report shows titanium cut-off grades ranging from 0.0 to 3.0% TiO2. The Base Case Mineral Resource Estimate assumes a 0.50% TiO2 cut-off as the most reasonable expectation for eventual economic recovery. At a 0.5% TiO2 cut-off, the author has estimated that the Las Carolinas, La Cantera, and Eli Prospects on the Cerro Blanco Project have a current Measured Mineral Resources of 59.4 million tonnes averaging 1.74% TiO2, Indicated Mineral Resources of 52.1 million tonnes averaging 1.72% TiO2, and Inferred Mineral Resources of 68.6 million tonnes averaging 1.37% TiO2. Details at various cutoffs are shown in Table 11-6 and Table 11-7 shows the breakdown of the Mineral Resources by Prospect

Key Mining Corp.
S-K 1300 - Technical Report Summary – Cerro Blanco	Page 76

Table 11-6 Las Carolinas, La Cantera, and Eli Mineral Resource Estimate (As of February 2023)

Resource Category	Cutoff TiO2 (%)	Tonnes	Grade TiO2 (%)	Contained TiO2 (t)
Measured	3.0	230,000	3.28	7,600
	2.5	3,411,000	2.67	91,200
	2.0	21,255,000	2.29	487,700
	1.5	37,783,000	2.06	777,100
	1.0	56,315,000	1.80	1,012,500
	0.5	59,414,000	1.74	1,035,900

Indicated	3.0	650,000	3.33	21,600
	2.5	3,843,000	2.78	106,900
	2.0	15,639,000	2.36	368,700
	1.5	31,355,000	2.05	642,300
	1.0	50,526,000	1.75	885,700
	0.5	52,113,000	1.72	898,300

Measure + Indicated	3.0	880,000	3.32	29,200
	2.5	7,254,000	2.73	198,100
	2.0	36,894,000	2.32	856,400
	1.5	69,138,000	2.05	1,419,400
	1.0	106,841,000	1.78	1,898,200
	0.5	111,527,000	1.73	1,934,200

Inferred	3.0	-	0.00	0
	2.5	593,000	2.63	15,600
	2.0	3,589,000	2.31	82,800
	1.5	17,122,000	1.82	310,900
	1.0	67,614,000	1.38	932,300
	0.5	68,633,000	1.37	941,800

Key Mining Corp.
S-K 1300 - Technical Report Summary – Cerro Blanco	Page 77

The Mineral Resources broken down by prospect and separated between high grade rutile resource (>1.0% TiO2) and low-grade rutile resource (from 0.5% to 1.0% TiO2) are presented in Table 11.7 (<0.5% TiO2 mineralization is not considered). The cutoff grade of 0.5% does not consider commodity prices or unit costs. Sales of concentrate will be governed by individual sales contracts and off-take agreements. Recovery is assumed to be 85% based on metallurgical testing.

Table 11-7 Mineral Resources Broken Down by Prospect (High and Low Grade Rutile)

Prospect	Measured (million tonne)	TiO2%	Indicated (million tonne)	TiO2%	M&I (million tonne)	TiO2%	Inferred (million tonne)	TiO2%
High Grade Resource (above 1% TiO2)
Las Carolinas	47.0	1.90	40.5	1.88	87.5	1.89	7.7	1.97
La Cantera	-	-	-	-	-	-	52.5	1.31
Eli	9.3	1.26	10.1	1.24	19.4	1.25	7.4	1.26
Low Grade Resource (between 0.5 and 1.0 % TiO2)
Las Carolinas	2.8	0.73	1.3	0.76	4.1	0.74	0.1	0.74
La Cantera	-	-	-	-	-	-	0.9	0.94
Eli	0.3	0.93	0.3	0.95	0.6	0.94	0.1	0.95
Total Resource	59.4	1.74	52.1	1.72	111.5	1.73	68.6	1.37

1.	The effective date of the estimate is August 7, 2023.

2.	The point of reference for the Mineral Resource estimate is in situ mineralization within the deposit.

3.	Mineral Resources assume 85% recovery of mineralized material above the cutoff grade.

4.	Mineral resources are not mineral reserves and do not meet the threshold for reserve modifying factors, such as economic viability, that would allow for conversion to mineral reserves. There is no certainty that any part of the mineral resources estimated will be converted to mineral reserves.

5.	Numbers in the table have been rounded to reflect the accuracy of the estimate and may not sum due to rounding.

In the opinion of the qualified person all known issues relating to all relevant technical and economic factors have been considered for the Project at the point of reference. Further work such as infill drilling could convert inferred mineral resource to indicated mineral resources which would in turn influence the prospect of economic extraction.

Key Mining Corp.
S-K 1300 - Technical Report Summary – Cerro Blanco	Page 78

12	Adjacent Properties

RDA is not aware of properties adjacent to Cerro Blanco with current Mineral Resource Estimates.

Key Mining Corp.
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13	Other Relevant Data and Information

There is no other relevant information regarding the Cerro Blanco property which would provide a complete and balanced presentation of the value of the Property.

Key Mining Corp.
S-K 1300 - Technical Report Summary – Cerro Blanco	Page 80

14	Interpretation and Conclusions

There have been successive exploration campaigns, which have continued to contribute additional resources to the project. Mineralization has not yet been closed off by drilling. Geologic models need to be improved in three dimensions to better define high grade zones of mineralization.

RDA recommends that Cerro Blanco warrants further exploration including drilling to upgrade and delimit mineral resources, project wide geological mapping with additional soil sampling.

The Cerro Blanco project is a quality grade titanium deposit in Region III of northern Chile. The topography of the deposit would lend itself to a low waste to ore ratio, open pit operation, and the well-developed regional infrastructure would greatly assist in the development and operation of the Property. The current resource estimate, which is based on a total of approximately 27,000 meters of drilling on 3 of 9 known prospects, could be sufficient to sustain an operation on the scale envisaged by the company for 20 years to 30 years. It is advisable to the company to expand current resources through additional in-fill and step-out drilling, principally on the Las Carolinas and La Cantera Prospects. Additionally, the Company should plan to undertake a trenching, sampling, mapping, and initial diamond drilling program on prospects lying adjacent or near Las Carolinas and La Cantera and in particular those prospects exhibiting large geophysical signatures and/or high TiO2 grades at the surface.

All the initial recovery results from the metallurgical tests have yielded positive results.

Based on considerable metallurgical test work, the consultants and the management believe that the mineral resources on the Property have the characteristics to produce a high-grade rutile concentrate and a commercial grade feldspar concentrate that would be attractive to paint pigment and tile and glass manufacturers, respectively, throughout the world. Management also anticipates that the development of the Property could generate substantial cash flow for the Company and its shareholders for many years. However, any future development of the Property will ultimately depend, in large part, on the marketability of the concentrate. The author does have enough experience in the marketing of rutile and feldspar to comment on this aspect of the Project; however, the consultant advises the company to engage technical and marketing personnel with the requisite experience for seeking clients for the planned concentrate output.

The data utilized by the company is well-organized and provides a good base for future studies. In the author’s opinion, the data density and reliability are more than adequate for the conclusions that have been presented for Cerro Blanco by the company. The Cerro Blanco Project, as completed to date, has met its objectives.

Key Mining Corp.
S-K 1300 - Technical Report Summary – Cerro Blanco	Page 81

15	Recommendations

RDA recommends that Cerro Blanco warrants further exploration including drilling to upgrade and delimit mineral resources, project wide geological mapping with additional soil sampling. Geological models need to be improved in three dimensions to better define high grade zones of mineralization.

RDA recommends additional work at the Cerro Blanco Project should focus on three areas:

1.	Integrate the new mineral resource estimate into the detailed engineering, process design, site planning and Environmental Impact Study filing.

2.	Complete an in-fill, step-out, and geotechnical diamond drilling program on the Las Carolinas and La Cantera Prospects to increase measured and indicated geological resources on those prospects and better define slope angles for mine design purposes.

3.	Undertake a trenching, sampling, mapping, and initial diamond drilling program on prospects lying adjacent or near Las Carolinas and La Cantera and, in particular, those prospects exhibiting large geophysical signatures and/or high TiO2 grades at surface.

Additional work at Cerro Blanco should continue to focus on diamond drilling to determine the limits of the mineralization and to provide sufficient data to allow for the conversion of the Inferred resource to the Indicated and Measured category. Drilling should also test for extensions of the deposit and ultimately to define the limits of the mineralization.

The envisioned project schedule entails an additional season of diamond drilling followed by an update to the Mineral Resource estimate and the initiation of a Preliminary Economic Assessment. Any supporting engineering data from site (geotechnical data, additional metallurgical test work, etc.) should be collected during the field season. Table 1.3 shows the approximate cost for the exploration program.

Key Mining Corp.
S-K 1300 - Technical Report Summary – Cerro Blanco	Page 82

16	References

AMEC-Cade, 17/04/2009, Proyecto Cerro Blanco - Supervisión Pruebas Metalúrgicas Etapa 1 – Informe Final, 2561-INF-000-DC-001, AMEC-Cade, Chile, 17/04/2009.

Ambrus, Jozsef, 2005, personal communication, including sections and maps.

Bulatović, S., 2005, The Recovery of Rutile from the Cerro Blanco Project (Chile) Ore; SGS Lakefield Research Limited, 191 pages.

Bulatović, S., 2006, The Recovery of Feldspar from Cerro Blanco Rutile Flotation Tailings; SGS Lakefield Research, 33 pages.

Bulatović, S., Metallurgical Characterization of 15 Individual Composites from the Cerro Blanco Orebody; SGS Lakefield Research, 233 pages.

Feddersen, Christian, 2013, personal communications, including sections and maps.

Jenike & Johanson Chile, 01/06/2012, Determination of Flow Properties and General Recommendations for Handling and Storage of Mineral Crushing – Cerro Project white, JJC Report No. 68354-2, Jenike & Johanson Chile, 01/06/2012.

Kurtanjek, Michael P., 2008, personal communications.

Mejia, Julio and Aliakbari, Elmira, Fraser Institute, 2022 Annual Survey of Mining Companies 2022, released by the Fraser Institute 2023.

Minera Ojos del Salado, 1993, Micromine Geological and Mineable Reserve Calculation, Freirina Project; internal report.

Mineral Technologies, 12/09/2012, Gravity Testwork on High-Capacity Spiral Separators, MS.12/82501/1, Mineral Technologies, 12/09/2012.

Rojas, Francisco, 2013, personal communications, including tables-sections and maps.

Sandvik Svedala Test and Research Center, 03/01/2012, Raw Material Test – Summary Report, Report 8367, Sandvik Svedala Test and Research Center, 03/01/2012.

Sandvik Svedala Test and Research Center, 31/05/2012, Raw Material Test – Summary Report, Report 8480, Sandvik Svedala Test and Research Center, 31/05/2012.

Sandvik Svedala Test and Research Center, 31/05/2012, Raw Material Test – Summary Report, Report 8481, Sandvik Svedala Test and Research Center, 31/05/2012.

Servicio CIMM T&S, Febrero de 2009, Estudio Metalúrgico de Reactivos de Flotación – Proyecto Cerro Blanco- Informe Final Generación Preconcentrado Gravitacional, Servicio CIMM T&S 31-1266, Febrero de 2009.

SGS Lakefield Research, 2005, An Investigation into The Recovery of Rutile from Cerro Blanco Project (Chile) Ore, LR10645-001 Reports 1/2, SGS Lakefield Research, Canada, 2005.

SGS Lakefield Research, 31/01/2006, An Investigation into The Recovery of Feldspar from Cerro Blanco Rutile Flotation Tailings, Project 10840-002 Report 3, SGS Lakefield Research, Canada, 31/01/2006.

SGS Lakefield Research, 13/12/2007, An Investigation into The Grindability Characteristics of a Cerro Blanco Sample, Project 11754-001 Report 1, SGS Lakefield Research, Canada, 13/12/2007.

Key Mining Corp.
S-K 1300 - Technical Report Summary – Cerro Blanco	Page 83

SGS Lakefield Research, 28/04/2008, An Investigation into The Recovery of Titanium and Feldspar from Cerro Blanco Ore Samples, Project 11754-001 Report 5, SGS Lakefield Research, Canada, 28/04/2008.

SGS Lakefield Research, 04/01/2010, An Investigation into The Recovery of Feldspar from Titanium Flotation Tailings, Project 12185-001 Final Report, SGS Lakefield Research, Canada, 04/01/2010.

SGS Canada Inc., 28/6/2010, A Pilot Plant Investigation into The Recovery of Rutile Ore Sample from Cerro Blanco, Project 12219-001 - Report 1, SGS Canada Inc., 28/6/2010.

SGS Canada Inc., 7/10/2010, A Pilot Plant Investigation into The Recovery of Rutile Ore Sample from Cerro Blanco, Project 12219-002 - Report 2, SGS Canada Inc., 7/10/2010.

SGS Lakefield Research 04/01/2011, An Investigation into Liquid-Solid Separation and Rheology Of Samples Produced Response From The Pilot Of Recovery Plant From The Cerro Blanco Rutile Ore, 12219-001 Project Final Report, SGS Lakefield Research, Canada, 04/01/2011.

SGS Lakefield Research, 04/01/2011, An Investigation into Liquid-Solid Separation and Rheology of Samples Produced Response from the Pilot of Recovery Plant from the Cerro Blanco Rutile Ore, 12219-001 Project Final Report, SGS Lakefield Research, Canada, 04/01/2011.

SGS Lakefield Research, 22/09/2011, An Investigation into the Recovery of Feldspar Flotation Tailings from Titanium, Project 12219-003 Final Report, SGS Lakefield Research, Canada, 22/09/2011.

SGS Lakefield Research, 11/01/2012, Sedimentation Tests and Vacuum Filtration for Tailings Rutile White Mountain Titanium Corporation TR-TH/HBF 512 Test Report Rev. 1, 11/01/2012.

SGS Lakefield Research, 04/05/2012, Confirmation Testwork on Cerro Blanco Pilot Plant Sample, Project 12122-001 Report 6, SGS Lakefield Research, Canada, 04/05/2012.

SGS Chile, 23/07/2012, Sample Mineralogical Characterization Head, Project 260093-Q458, SGS Chile, 23/07/2012)

SGS Lakefield Research, 6/09/2012, An Investigation into Metallurgical Characterization of 15 Individual Composites from the Cerro Blanco Orebody, Project 11240-001 Report 4, SGS Lakefield Research, Canada, 6/09/2012.

Tschischow, Natasha, 2008, personal communications.

Walker, Terence, 2000, Technical Summary and Resource Calculation for Celtic Titanium Property, Cerro Blanco District III Region Chile, 63 pages.

Walker, Terence, 2005, personal communications.

White Mountain Titanium Corporation, 2004, Cerro Blanco Rutile Project, Chile; Company Information Memorandum, 39 pages.

Key Mining Corp.
S-K 1300 - Technical Report Summary – Cerro Blanco	Page 84

17	Reliance on Information Provided by the Registrant

RDA has not reviewed the mineral tenure, nor independently verified the legal status, ownership of the Project area, underlying property agreements or permits. RDA has fully relied upon information derived from Golden Express Mines SpA experts, retained by the company this information through the following documents:

●	Juan Bedmar: Propiedad Minera – Golden Express Mines SpA SpA: Report prepared for Golden Express Mines SpA, February 01, 2023.

●	Chile Inc. (Abogados): Informe de Títulos de Concesiones Mineras de Proyecto Cerro Blanco: Title opinion prepared for Gold Express Mines SpA.

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18	Date and Signature Page

Certificate of Author

Resource Development Associates Inc, (RDA) of Highlands Ranch, Colorado, USA does hereby certify that:

●	RDA is an independent, third-party consulting firm comprising mining experts such as professional geologists, mining engineers and, metallurgists.

●	RDA has read the definition of “qualified person” set out in S-K 1300 and certifies that by reason of education, professional registration and relevant work experience, RDA professionals fulfill the requirements to be a “qualified person” for the purposes of S-K 1300.

/s/ Scott Wilson

Resource Development Associates, Inc.